As filed with the Securities and Exchange Commission on July 22, 2005

                                                     Registration No. 333-121738
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   -----------

                         Post-Effective Amendment No. 1
                                   on Form S-3
                                  to Form SB-2

             REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                   -----------

                           DYADIC INTERNATIONAL, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                   140 Intracoastal Pointe Drive, Suite 404                    45-0486747
  (State or jurisdiction of                    Jupiter, Florida 33477                          (I.R.S. Employer
incorporation or organization)                     (561) 743-8333                             Identification No.)
                                     (Address, including ZIP code, and telephone
                                    number, including area code, of registrant's
                                           principal executive offices)

                                   -----------

                                Mark A. Emalfarb
                             Chief Executive Officer
                    140 Intracoastal Pointe Drive, Suite 404
                             Jupiter, Florida 33477
                                 (561) 743-8333
                       (Name, address and telephone number
                              of agent for service)

                                   -----------

                                   Copies to:

   Robert I. Schwimmer, Esq.                          Daryl B. Robertson, Esq.
     Jenkens & Gilchrist,                               Jenkens & Gilchrist,
  a Professional Corporation                         a Professional Corporation
225 West Washington, Suite 2600                     1445 Ross Avenue, Suite 3700
    Chicago, Illinois 60606                              Dallas, Texas 75202
        (312) 425-3900                                     (214) 855-4500

     Approximate Date of Proposed Sale to the Public: From time to time after the effective date of this Registration Statement.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the Prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                                   -----------

     The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

PROSPECTUS

                                 [ DYADIC LOGO ]
                           DYADIC INTERNATIONAL, INC.

                                28,369,878 Shares

                                  Common Stock


                   To be Offered by Holders of Common Stock of
                           Dyadic International, Inc.


         This prospectus relates to the sale of up to 28,369,878 shares of our common stock, par value $0.001 per share, by certain selling stockholders. The shares offered by this prospectus include 20,878,267 presently outstanding shares of our common stock and a maximum of 7,491,611 shares of our common stock issuable upon the exercise of outstanding options and warrants to purchase our common stock and upon the conversion of outstanding promissory notes that may be converted into shares of our common stock. These shares may be sold by the selling stockholders from time to time on the American Stock Exchange or such other national securities exchange or automated interdealer quotation system on which our common stock is then listed or quoted, through negotiated transactions or otherwise at market prices prevailing at the time of sale or at negotiated prices. See "Plan of Distribution."

         Under various agreements, we are obligated to register the shares held of record and shares issuable upon the exercise of warrants by the selling stockholders. The distribution of the shares by the selling stockholders is not subject to any underwriting agreement. We will receive none of the proceeds from the sale of the shares by the selling stockholders. We will bear all expenses of registration incurred in connection with this offering, but all selling and other expenses incurred by the selling stockholders will be borne by the selling stockholders.

         Our common stock is traded on the American Stock Exchange under the symbol "DIL." Prior to May 26, 2005, our common stock was traded in the over-the-counter, or OTC, market and quoted through the OTC Bulletin Board under the symbol "DYAD.OB." The closing price for shares of our common stock on the American Stock Exchange on July 20, 2005 was $2.40.

         The selling stockholders, and any broker-dealer executing sell orders on behalf of the selling stockholders, may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Commissions received by any broker-dealer may be deemed to be underwriting commissions under the Securities Act of 1933. See "Plan of Distribution."

                 These securities involve a high degree of risk.
 Please carefully review the section titled "Risk Factors" beginning on page 4.

                       -----------------------------------

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON
     THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE
                         CONTRARY IS A CRIMINAL OFFENSE.

                  The date of this prospectus is July 22, 2005.

         You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, or a solicitation of an offer to buy, shares of common stock in any jurisdiction were offers and sales would be unlawful. The information contained in this prospectus is complete and accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares of common stock.


                                TABLE OF CONTENTS


         Special Note Regarding Forward - Looking Statements...................i
         Where You Can Find More Information..................................ii
         Incorporation By Reference...........................................ii
         Summary...............................................................1
         Risk Factors..........................................................4
         Use Of Proceeds......................................................19
         Selling Stockholders.................................................20
         Plan of Distribution.................................................31
         Legal Matters........................................................33
         Experts..............................................................33
         Indemnification for Securities Liabilities...........................33


         We obtained statistical data, market data and certain other industry data and forecasts used throughout this prospectus from market research, publicly available information and industry publications. Industry publications generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy and completeness of the information. Similarly, while we believe that the statistical data, industry data and forecasts and market research are reliable, we have not independently verified the data, and we do not make any representation as to the accuracy of the information. We have not sought the consent of the sources to refer to their reports in this prospectus.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Included in this prospectus, exhibits and associated documents are "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as well as historical information. Forward-looking statements include those that use forward-looking terminology, such as the words "anticipate," "believe," "estimate," "expect," "intend," "may," "project," "plan," "will," "shall," "should," and similar expressions, including when used in the negative. Although we believe that the expectations reflected in these forward-looking statement are reasonable and achievable, these statements involve risks and uncertainties, and no assurance can be given that actual results will be consistent with these forward-looking statements. Important factors that could cause our actual results, performance or achievements to differ from these forward-looking statements include the factors described in the "Risk Factors" section and elsewhere in this prospectus, including information incorporated by reference in this prospectus.

         All forward-looking statements attributable to us are expressly qualified in their entirety by these and other factors. Except as required by law, we undertake no obligation to update or revise these forward-looking statements, whether to reflect events or circumstances after the date initially filed or published, to reflect the occurrence of unanticipated events or otherwise.

                       WHERE YOU CAN FIND MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or the SEC. You may read and copy any reports, statements or other information that we file at the SEC's public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information regarding the public reference facilities. The SEC maintains a website at http://www.sec.gov., that contains reports, proxy statements, information statements, and other information regarding registrants that file electronically with the SEC, including us. Our SEC filings are also available to the public from commercial document retrieval services or on our website (http://www.dyadic-group.com). Information contained on our website should not be considered part of this prospectus. In addition, our SEC filings can be inspected at the office of the American Stock Exchange at 86 Trinity Place, New York, New York 10006. We registered with the SEC the shares of common stock covered by this prospectus. This prospectus is a part of a Post-Effective Amendment No. 1 on Form S-3 to Form SB-2 Registration Statement (File No. 333-121738) filed with the SEC. As allowed by SEC rules, this prospectus does not contain all the information contained in the registration statement or in the exhibits to the registration statement. The registration statement may be inspected and copied at the public reference facilities of the SEC described above.

                           INCORPORATION BY REFERENCE

         The SEC permits us to "incorporate by reference" certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, or until we terminate the effectiveness of this registration statement. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies or supersedes such statement. Any such statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

         The following documents filed with the SEC are incorporated by reference in this prospectus:

         1. Our Quarterly Report on Form 10-QSB for the quarter ended March 31, 2005, filed on May 17, 2005;

         2.  Our Current Report on Form 8-K, filed on April 28, 2005;

         3.  Our Current Report on Form 8-K, filed on April 19, 2005;

         4. Our Notice of Annual Meeting and Definitive Proxy Statement for the 2005 Annual Meeting of Stockholders, filed on May 2, 2005;

         5. Our Annual Report on Form 10-KSB for the year ended December 31, 2004, filed on April 15, 2005; and

         6. The description of our common stock contained in our Registration Statement on Form 8-A, filed on May 24, 2005, including any amendments or reports filed for the purpose of updating such description.

         We will furnish without charge to you, upon written or oral request, a copy of any or all of the documents incorporated by reference. You should direct any requests for documents to:

         DYADIC INTERNATIONAL, INC.
         140 Intracoastal Pointe Blvd., Suite 404
         Jupiter, Florida  33477
         Phone: (561) 743-8333
         Fax: (561) 743-8343
         Attention: Alexander (Sasha) Bondar, Vice President, Strategy and Corporate Development

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the registration statement.

                                     SUMMARY

         You should read the following summary together with the more detailed information contained elsewhere in this prospectus, including the section titled "Risk Factors," regarding us and the common stock being sold in this offering.

         Unless the context otherwise requires, "Dyadic," the "Company," "we," "our," "us" and similar expressions refer to either Dyadic International, Inc., a Delaware corporation formerly known as CCP Worldwide, Inc., or Dyadic International (USA), Inc., a Florida corporation formerly known as Dyadic International, Inc., separately, prior to the acquisition by Dyadic International, Inc. of Dyadic International (USA), Inc. by means of a merger consummated on October 29, 2004, and refer to Dyadic International, Inc. and its consolidated subsidiaries, including Dyadic International (USA), Inc., after giving effect to the merger.

General

         We are a biotechnology company engaged in the development, manufacture and sale of enzymes, other proteins, peptides and other bio-molecules derived from genes, and the collaborative licensing of our enabling proprietary technologies. We use our proprietary technologies to develop and manufacture biological products, and intend to collaboratively license them for research, development and manufacturing of biological products, for two categories of applications:

      o enzymes and other biological products for a variety of industrial and commercial applications, which we refer to as our Enzyme Business; and

      o human therapeutic proteins for use by pharmaceutical and biotechnology companies in pre-clinical and clinical drug development applications and commercialization following drug approval, which we refer to as our BioSciences Business.

        We have developed and use a number of proprietary fungal strains to produce enzymes and other biomaterials, but the one on which we have principally focused is a patented system for protein production, or protein expression, which we call the C1 Expression System. This System is based on our patented Chrysosporium lucknowense fungus, known as C1, as its host production organism. A host production organism is an organism which has been genetically altered to express genes to produce targeted protein products. We discovered the C1 microorganism in the mid-1990's and initially developed it, without the application of molecular biology, to produce neutral cellulases for our textile manufacturing customers. By 1998, we began to apply molecular genetics and other proprietary biotechnology tools to C1 to create a technology, which we refer to as the C1 Host Technology. The C1 Host Technology, once fully developed, is expected to be capable of performing:

      o  two screening functions for:

         o  the discovery of genes and the proteins they express; and

         o the identification of improved protein variants resulting from modifications to their genes; and

      o  three expression functions for:

         o the expression of proteins in commercial volumes for industrial enzyme applications;

         o the expression of human therapeutic proteins in small volumes for pre-clinical and clinical testing for drug development applications; and

         o the expression of human therapeutic proteins for drugs in commercial volumes.

         We have been, over the last several years, principally focused on the expression capabilities of the C1 Host Technology. These efforts culminated in our first commercially successful application - our C1 Expression System.

         Using the C1 Expression System, as well as other biological systems, our Enzyme Business develops and produces commercial quantities of enzymes for sale to textile, pulp and paper, animal feed, chemical, agricultural, and other industries. These industries, in turn, use our products to enhance their own products or to improve production efficiency. We currently sell more than 45 liquid and dry enzyme products to more than 150 industrial customers in 50 countries.

         We believe, however, even larger market opportunities exist for our C1 Expression System. For example, we believe our C1 Expression System can be successfully harnessed to help solve the protein expression problem confronting the global drug industry - the difficulty, despite enormous historic investment, of cost-effectively and expeditiously harnessing existing genomic knowledge to develop new specialized biological products, or therapeutic proteins. For the past five years, we have been developing our C1 Expression System to serve the drug industry in the discovery, development and production of human therapeutic proteins, with our primary focus on enabling pharmaceutical and biotechnology companies to not only successfully carry on the development of drugs from their gene discoveries, but also to manufacture those drugs at economically viable costs. Still in the development stage, we refer to these activities as our BioSciences Business. These activities have generated no revenues in 2004 and through the first quarter of 2005.

         We have also been developing the screening potential of our C1 Host Technology for gene discovery and the identification of protein variants resulting from modifications to their genes, which we refer to as our C1 Screening System. These efforts have included our purchase of state-of-the-art robotics equipment and a collaborative partnership with a Netherlands-based scientific organization, TNO Quality of Life (f/k/a TNO Nutrition and Food Research Institute), and the establishment of a wholly-owned subsidiary, Dyadic Nederland BV, to develop a fully-automated high throughput screening system, or HTS System. We believe that if our BioSciences Business' application of our C1 Expression System and our C1 Screening System can each be perfected, we will be able to offer a potentially unique end-to-end solution for drug companies: a single host production organism usable throughout the discovery, pre-clinical and clinical testing and commercial production phases of drug development that would greatly increase drug development efficiency, economy and speed to market. By the same reasoning, we believe that the C1 Host Technology is expected to benefit the development of industrial or specialty enzyme products by allowing discovery, improvement, development and large-scale manufacturing in a single host organism, which should result in shorter inception to commercialization time and greater probability of success.

         We own three issued U.S. patents, including claims that cover the C1 Expression System and various other aspects of the C1 Host Technology, and seven international patent applications which expand that coverage and include the C1 Screening System. We also have 50 pending patent applications which we expect, if issued, will also cover various aspects of the C1 Host Technology in addition to the C1 Expression System.

History of Dyadic

         The Company's operating subsidiary, Dyadic International (USA), Inc. ("Dyadic-Florida"), was founded by our Chief Executive Officer, Mark A. Emalfarb, in 1979, and was throughout the 1980's a leading supplier of both domestic pumice stones and pumice stones imported from overseas for use in the stone washing of denim garments. In the 1990's, we evolved from serving only the denim industry to the development and manufacture of specialty enzymes and chemicals and, by 1995, were generating revenues of approximately $8,500,000 and annual profits of approximately $1,300,000. In the mid-1990's, we discovered the C1 microorganism in connection with our efforts to develop improved industrial enzymes. By 1998, we began investing significant financial resources in the application of molecular genetic technology to the development of the C1 Host Technology.

         In the first half of 2001, we raised capital of approximately $13,635,000, prior to expenses of approximately $200,000, largely to fund the development of our C1 Screening System. At that time, we thought we were within one year of being able to find collaboration partners to help us complete its development, though we continued to develop our C1 Expression System. However, between 2001 and 2003, even as our Enzyme Business began to grow rapidly, we experienced a major shift in market demand for our C1 Screening System. First, we found that large pharmaceutical companies, frustrated by lack of success with some of their investments in unproven screening technologies like our C1 Screening System, began requiring unprecedented levels of accumulated scientific data as a pre-condition to partnering with us. Second, we found that the interest of these large pharmaceutical companies had moved away from gene discovery and screening applications, to an interest in the expression of therapeutic proteins for pre-clinical testing, clinical trials and drug commercialization.

         We adjusted our strategy accordingly, and between May 2003 and March 2004, we began to focus principally on our C1 Expression System, even as we continued to develop our C1 Screening System and related HTS hardware and assemble more scientific data to support our claims regarding that System's potential. During this interval of time, we also continued to grow our Enzyme Business, as we used our C1 Expression System and other proprietary technologies to successfully develop several industrial enzymes, while continuing to seek equity financing.

         Between April and July 31, 2004, we raised common equity capital of approximately $4,735,000, prior to expenses of approximately $118,000, through a private placement. Between October 1 and November 4, 2004, we raised additional common equity capital of approximately $25,400,000, prior to estimated expenses of approximately $2.7 million, in a private placement we conducted companion to the merger of our wholly owned subsidiary into Dyadic-Florida, in which its shareholders received shares of our stock representing a majority of our outstanding shares.

         We derive almost all of our revenues from the conduct of our Enzyme Business, and have thus far generated only nominal revenues from our conduct of our BioSciences Business. We have incurred losses since we began developing our C1 Host Technology, in 1998. Those losses resulted primarily from expenses associated with research and development activities and general and administrative expenses. To become profitable, we must continue to grow our Enzyme Business, and generate income from the conduct of our BioSciences Business, either directly or through potential future license agreements and collaborative partnerships with drug companies.

Our Future

         Despite our Enzyme Business's history of revenue generation and growth, the combination of its reliance upon the expansion of the capabilities of our C1 Expression System and the early-stage, developmental nature of our BioSciences Business require that we be characterized as an early-stage company. Our conduct of the BioSciences Business is subject to the risks customarily attending the operations of any early-stage company, including the development of new technologies and products, the assembly and development of production and R&D capabilities, the construction of channels of distribution and the management of rapid growth. We expect to continue to spend significant amounts to fund R&D and enhance our core technologies. As a result, we expect to have significant future capital requirements and continue to incur losses as we further develop the C1 Expression System, complete development of the C1 Screening System, and build other required infrastructure to exploit our C1 Host Technology, our C1 Expression System and our C1 Screening System. Our BioSciences Business has not achieved, and may never achieve, profitability. There can be no assurance that our efforts with regard to these objectives will be successful.

         As noted above, between October 1, 2004 and November 4, 2004, we raised additional common equity capital of approximately $25,400,000 prior to expenses of approximately $2.7 million, in a private placement. We believe that we have sufficient equity capital to fund our operations and meet our obligations through the end of 2006. If we are unable to fund these requirements, our business could be seriously harmed.

         Our principal offices are located at 140 Intracoastal Pointe Drive, Suite 404, Jupiter, Florida 33477, and our telephone number is (561) 743-8333. Our website is located at http://www.dyadic-group.com. Information contained on our website or links contained on our website is not a part of this prospectus.

                                  RISK FACTORS

An investment in our common stock involves a high degree of risk. You should consider carefully the following risks before making a decision to buy our common stock. If any of the following risks actually occur, our business, results of operations and financial conditions would likely suffer. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment. The risk factors below do not necessarily appear in order of importance. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those that are not yet identified or that we currently believe are immaterial, may also affect our business, financial condition or results of operations.

Risks General to Our Businesses

We should be viewed as an early-stage company.

         The combination of our Enzyme Business's reliance upon the expansion of the capabilities of our C1 Expression System and the early-stage, developmental nature of our BioSciences Business require that we be characterized as an early-stage company. Our conduct of the BioSciences Business is subject to the risks customarily attending the operations of any early-stage company, including the development of new technologies and products, the assembly and development of production and R&D capabilities, the construction of channels of distribution and the management of rapid growth, as discussed in the following Risk Factors.

We have a history of net losses, and may not achieve or maintain profitability.

         Since we began developing the C1 Host Technology in 1998, we have incurred net losses of approximately $26,601,000 through March 31, 2005. Because we intend to accelerate our R&D activities and expand both our sales and marketing and technical support staffs, we expect to have increased levels of net losses and negative cash flow. Whether we achieve profitability, and the size of our net losses prior to that time, will depend, in large part, on the rate of growth, if any, of our Enzyme Business, whether our BioSciences Business is able to generate contract revenues or other revenues and on the level of our expenses. To date, we have derived almost 100% of our revenues from the operations of our Enzyme Business. We do not anticipate material revenues from the operation of the BioSciences Business sooner than 2006. Our Enzyme Business may not be able to penetrate new markets or enjoy the improved profit margins it anticipates, which could materially adversely impact that Business's growth potential and profitability. Revenues from our BioSciences Business are uncertain because our ability to secure future collaboration agreements will depend upon the ability of the BioSciences Business to perfect our C1 Host Technology to address the needs of the pharmaceutical and biotech industries. We expect to spend significant amounts to fund R&D and enhance our core technologies. As a result, we expect that our operating expenses will increase significantly in the near term and, consequently, that we will need to generate significant additional revenues to achieve profitability. Even if we do achieve profitability, we may not be able to sustain or increase profitability on a quarterly or annual basis.

We have strong competitors in our markets and must continually offer new products and technologies.

         The industrial enzymes and biotechnology industries are characterized by rapid technological change, and the area of gene research is a rapidly evolving field. Our future success will depend on our ability to maintain a competitive position with respect to technological advances. Rapid technological development by others may result in our products and technologies becoming obsolete.

         Any products that we develop through our C1 Host Technology will compete in highly competitive markets. Many of the organizations competing with us in the markets for such products have greater capital resources, R&D and marketing staffs and facilities and capabilities, and greater experience in obtaining regulatory approvals, manufacturing products and marketing. Accordingly, our competitors may be able to develop technologies and products more easily which would render our technologies and products and those of our collaborators obsolete and noncompetitive. If a competitor develops superior technology or cost-effective alternatives to our products or processes, our business, operating results and financial condition could be seriously harmed. In addition, demand for our products may weaken due to reduction in R&D budgets or loss of distributors, any of which might have an adverse effect on our financial condition.

         The markets for our Enzyme Business's products are, in many cases, very competitive and price sensitive. Our Enzyme Business currently competes with five much larger competitors, each with dominant market positions in segments in which we compete and who, as a group, hold approximately 70% market share in the present industrial enzymes marketplace. Each of these competitors has substantially greater financial, operational, sales and marketing resources than we do and very significant experience in R&D. Further, these competitors may possess other complementary technologies, such as proprietary directed molecular evolution technology, which may be more effective at implementing their technologies to develop commercial products than our complementary technologies implement our C1 Host Technology. Also, some of these competitors have entered into collaborations with leading companies within our Enzyme Business's target markets to produce enzymes for commercial purposes.

         Well-known, and better financed, biotechnology companies offer competing technologies for the same products and services as our BioSciences Business plans to offer using our C1 Host Technology. Customers may prefer existing competing technologies over our C1 Host Technology. Our BioSciences Business also faces, and will continue to face, intense competition from organizations such as large biotechnology companies, as well as academic and research institutions and government agencies that are pursuing competing technologies to enable production of therapeutic and other proteins and bio-molecules of commercial interest at economically viable costs. These organizations may develop technologies that are superior alternatives to our C1 Host Technology. We anticipate that our BioSciences Business will face increased competition as new companies enter our markets and as development of biological products evolves.

We may need additional capital in the future.

         Our future capital requirements will be substantial, particularly if we require significant additional capital to develop manufacturing capacity for our Enzyme Business, completion of the development of our C1 Expression System for our BioSciences Business takes longer or requires greater resources than we had expected, we continue to develop the C1 Expression System to expand its production capabilities to manufacture commercial volumes of therapeutic proteins, we continue to develop a C1 Screening System, or our BioSciences Business develops a number of therapeutic products. Our need for additional capital will depend on many factors, including the financial success of our Enzyme Business, whether our Polish contract manufacturer modernizes and expands its manufacturing facility as it is required to by its contract with us, whether we are successful in obtaining payments from BioSciences Business customers under collaborative agreements, the progress and scope of our collaborative and independent R&D projects performed by our customers and collaboration partners, the effect of any acquisitions of other businesses that we may make in the future, and the filing, prosecution and enforcement of patent claims.

         If our capital resources are insufficient to meet future capital requirements, we will have to raise additional funds to continue the development of our technologies and complete the commercialization of products, if any, resulting from our technologies. If future raises of funds do occur, they may cause dilution of our earnings per share. We may not be able to raise additional funds on terms that are acceptable to us or on any terms whatsoever, or we may be unable to raise sufficient additional capital. If we fail to raise sufficient funds, and our Enzyme Business is unable to generate sufficient levels of profitability, we will have to curtail or cease, or dispose of, one or more of our operations.

We could fail to manage our growth, which would impair our business.

         Our business plan contemplates that we will grow at a rapid rate, both in terms of revenues and personnel. It is difficult to manage this rapid growth, and our future success depends on our ability to efficiently and effectively implement:

         o research and product development programs which overcome scientific challenges and develop new products and processes;

         o  sales, marketing, technical service and customer support programs;

         o expansion of our manufacturing operations to appropriate capacity levels consistent with our projected and actual rates of growth;

         o  operational and financial control systems;

         o  recruiting and training programs; and

         o  currency risk management strategies.

Our ability to offer products and services successfully and to implement our business plan in a rapidly evolving global market requires effective planning, reporting and management processes. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and to expand and train our workforce worldwide. We also need to continue to manufacture our products efficiently and to control or adjust the expenses related to R&D, marketing, sales and general and administrative activities in response to changes in revenues. If we are not successful in efficiently manufacturing our products or managing such expenses, there could be an adverse impact on our earnings and the continued viability of our business.

Risks Specific to Our Enzyme Business

Our market share growth depends on costly new product introductions and market acceptance.

         The future success of our Enzyme Business will depend greatly on our ability to continuously and timely develop and introduce new products that address evolving market requirements and are attractive to customers. We are relying on our C1 Expression System and our other proprietary technologies to expand our Enzyme Business product line and improve our gross margins on those products. If we fail to introduce new and innovative products, we could fail to obtain an adequate return on our R&D investments and could lose market share to our competitors, which might be difficult or impossible to regain. Any inability, for technological or other reasons, to develop successfully and introduce new products could reduce our growth rate or otherwise damage our business.

         Further, in the past we have experienced, and we are likely in the future to experience, delays in the development and introduction of products. We may not be able to keep pace with the rapid rate of change in our markets or to develop new products or processes that will meet the requirements of the marketplace or achieve market acceptance. Some of the factors affecting market acceptance of our products include:

         o availability, quality, performance and price as compared to competitive products;

         o  the functionality of new and existing products;

         o the timing of introduction of our products as compared to competitive products;

         o scientists' and customers' opinions of our products' utility and our ability to incorporate their feedback into our future products; and

         o  citation of the products in published research.

The expenses or losses associated with unsuccessful product development activities or lack of market acceptance of our new products could seriously harm our business, financial condition and results of operations.

Our dependence on contract manufacturers could harm our business.

         Our Enzyme Business currently relies on contract manufacturers for all of its manufacturing. If we require additional manufacturing capacity and are unable to obtain it in sufficient quantity, we may not be able to increase our sales, or may be required to make very substantial capital investments to build that capacity.

         Our manufacturing capabilities, and any current or future arrangements with third parties for these activities, may not be adequate for the successful commercialization of our industrial enzyme products. In the operation of the Enzyme Business, all of our industrial enzymes have over the past decade, and are expected over the foreseeable future to be, produced at the manufacturing facilities of contract manufacturers. As a result, we are dependent upon the performance and plant capacity of third-party manufacturers. We currently use two contract manufacturers, though our written agreement with one of those contract manufacturers has expired, but we have an oral agreement with such manufacturer to extend this agreement through December 2006. Our Enzyme Business, therefore, faces risks of difficulties with, and interruptions in, performance by these third parties of their manufacturing responsibilities, the occurrence of which could adversely impact the launch and/or sales of our products in the future. For example, our principal contract manufacturer, Polfa Tarchomin, S.A., which has been producing a number of our products since 2001 without interruption, has agreed to fund the modernization and expansion of its manufacturing facilities for our benefit. Though we have, in the past, received assurances from this contract manufacturer that it will have available to it the required funding to accomplish this modernization and expansion, if that funding were to be unavailable, and we presently have concerns on this issue, or if that contract manufacturer is otherwise unable to construct the needed modernization and expansion of production capacity, as it is contractually obligated to, our ability to meet our production requirements and growth plans would likely be very negatively affected. We could be forced to:

         o furnish or secure for that contract manufacturer the capital necessary to enable it to expand production capacity to meet our future production needs;

         o find manufacturing capacity from another contract manufacturer, which might be at higher cost to us; or

         o build our own manufacturing facilities, necessitating significant capital expenditures not currently included in our capital spending plans.

         After the expiration in December 2006 or any earlier termination of our oral agreement, all of our production requirements may have to be satisfied by the single manufacturing facility operated by our Polish contract manufacturer, leaving us even more vulnerable to a failure of performance by it. In addition, presently certain of our products can only be produced by our second contract manufacturer. While we expect those products will be produced by the Polish contract manufacturer in the future, our ability to meet our production requirements and growth plans for those products could be negatively affected if Polish governmental authorities were to delay the approval of certain manufacturing processes for genetically engineered microorganisms, or GMOs, that we intend to transfer to the Polish contract manufacturer, or if the Polish contract manufacturer is unable to master production of these additional products.

Regulations may limit or impair our ability to sell genetically engineered products in the future.

         Our Enzyme Business develops enzyme products using both non-genetically engineered micro-organisms and GMOs. The production and marketing of products derived from GMOs are subject to federal, state, local and foreign governmental regulation. Regulatory agencies administering existing or future regulations or legislation may not allow us to produce and market our products derived from GMOs in a timely manner or under technically or commercially feasible conditions. In addition, regulatory action or private litigation could result in expenses, delays or other impediments to our product development programs or the commercialization of resulting products.

         The U.S. Food and Drug Administration, or FDA, currently applies the same regulatory standards to products made through genetic engineering as those applied to products developed through traditional methodologies. However, genetically engineered products will be subject to premarket review if these products raise safety questions or are deemed to be food additives. Our products may be subject to lengthy FDA reviews and unfavorable FDA determinations if they raise questions, are deemed to be food additives, or if the FDA changes its policy. The European Union, or the EU, has similar regulations regarding the development, production and marketing of products from GMOs. In many cases the regulations are more restrictive than present U.S. regulations. In particular, the EU requires efficacy testing as well as toxicological testing of all enzyme products, including products from non-GMO microorganisms, sold into the animal feed market. The regulatory agencies administering these and future regulations may not allow us to produce and market some products in a timely manner or under technically or commercially feasible conditions.

Alternative technologies may diminish the need for producing some enzymes the way we do.

         Many of our enzyme products are produced in fermenters. Some of the product segments we hope to serve may not find it efficient to use the fermenter processes we employ. For example, bio-ethanol and other bio-fuels production represents a considerable market opportunity for enzymes. However, research being conducted within the auspices of major seed producers, U.S. federal government and corn growers association may supplant the need for enzymes produced in fermenters, which is the enzyme production process we currently use.

Risks Specific to Our BioSciences Business

We may fail to commercialize our C1 Expression System for the expression of therapeutic proteins.

         Although our Enzyme Business has developed and sold industrial enzyme products and has used our C1 Expression System to develop such products, our BioSciences Business has not yet completed commercialization of our C1 Expression System for the expression of therapeutic proteins. If our BioSciences Business fails to do this, we may be forced to terminate the BioSciences Business's operations and liquidate it.

         Our BioSciences Business must be evaluated as having the same risks as those inherent in early-stage biotechnology companies because the application of our C1 Expression System to the expression of pre-clinical and clinical quantities of therapeutic proteins is still in development. We may not be able to successfully harness the C1 Expression System to achieve those objectives. Further, we may not be able to expand the capabilities of the C1 Expression System to produce commercial volumes of therapeutic proteins at reasonable costs. Also, even if the BioSciences Business is able to achieve either of those accomplishments, we may not be able to successfully develop the C1 Screening System to serve the functions of gene discovery or the development of new and/or improved protein drugs. Successful development of the C1 Host Technology for these purposes will require significant development and investment, including testing, to prove its efficacy and cost-effectiveness. To date, drug companies have developed and commercialized only a small number of gene-based products in comparison to the total number of drug molecules available in the marketplace. In this connection, we are heavily dependent upon our use of third-party research organizations to assist us in the development of the C1 Host Technology. In general, our experience has been that each step in the process has taken longer and cost more to accomplish then we had originally projected, and we anticipate that this is likely to remain the case with respect to our BioSciences Business' continuing development efforts.

Commercialization of our C1 Expression System for therapeutic proteins depends on collaborations with other companies.

         If we are not able to find collaborators in the future, the BioSciences Business may not be able to develop the C1 Expression System or therapeutic protein products. Further, our business model relies on a revenue stream derived from collaboration projects to be conducted with our customers to express laboratory-testing quantities of therapeutic proteins. A large portion of the anticipated financial reward depends on those therapeutic proteins progressing through drug development and into commercially successful drugs. Apart from risks relating to whether our BioSciences Business can capture such customers, or capture them on satisfactory terms, we may have limited or no control over post-collaboration project drug development and commercialization. Further, conflicts could arise between us and our customers or among them and third parties that could discourage or impede the activities of our BioSciences Business.

         Since we do not currently possess the financial resources necessary to develop and commercialize potential drug products that may result from our C1 Expression System, or the resources to complete any approval processes which may be required for these products, we must enter into collaborative arrangements to develop and commercialize drug products. It is expected that these arrangements will be for fixed terms and will expire after a fixed period of time. If they are not renewed or if we do not enter into new collaborative agreements, our revenues will be reduced and our products may not be commercialized.

We have limited or no control over the resources that any collaborator may devote to our products.

         Any of our future collaborators may not perform their obligations as expected. These collaborators may breach or terminate their agreement with us or otherwise fail to conduct their collaborative activities successfully and in a timely manner. Further, our collaborators may elect not to develop products arising out of our collaborative arrangements or devote sufficient resources to the development, manufacture, market or sale of these products. If any of these events occur, we may not be able to develop our technologies or commercialize our products.

         Potential therapeutic products developed by us or with our customers or collaborators are subject to a lengthy and uncertain regulatory process. If these therapeutic protein products are not approved, we or our customers or collaborators will not be able to commercialize them, and we may not receive the milestone and royalty payments which are based upon the successful advancement of these products through the drug development and approval process.

         The FDA must approve any therapeutic product before it can be marketed in the United States. Before our collaborators can file a new drug application or biologic license application with the FDA, the product candidate must undergo extensive testing, including animal and human clinical trials, which can take many years and require substantial expenditures. Data obtained from such testing are susceptible to varying interpretations which could delay, limit or prevent regulatory approval. In addition, changes in regulatory policy for product approval during the period of product development and regulatory agency review of each submitted new application or product license application may cause delays or rejections.

         Because these products involve the application of new technologies and may be based upon new therapeutic approaches, they may be subject to substantial review by government regulatory authorities, and government regulatory authorities may grant regulatory approvals more slowly for these products than for products using more conventional technologies. While we anticipate that most of our collaborators will have experience submitting an application to the FDA or any other regulatory authority, we have no such experience, and neither we nor any collaborator has yet submitted an application with the FDA or any other regulatory authority for any product candidate generated through the use of our C1 Expression System, nor has the FDA nor any other regulatory authority approved any therapeutic product candidate developed using our C1 Expression System for commercialization in the United States or elsewhere. Our collaborators may not be able to conduct clinical testing or obtain the necessary approvals from the FDA or other regulatory authorities for our products. The regulatory agencies of foreign governments must also approve our therapeutic products before the products can be sold in those other countries.

         Even after investing significant time and expenditures, our collaborators may not obtain regulatory approval for their products. Even if they receive regulatory approval, this approval may entail limitations on the indicated uses for which we can market a product. Further, once regulatory approval is obtained, a marketed product and its manufacturer are subject to continual review, and discovery of previously unknown problems with a product or manufacturer may result in restrictions on the product, manufacturer and manufacturing facility, including withdrawal of the product from the market. In certain countries, regulatory agencies also set or approve prices.

Health care reform may limit our profitability or that of our customers.

         Our C1 Host Technology is being developed to assist our customers or collaborators in the development of future therapeutic products, including pharmaceutical products. The ability of our collaborators to commercialize pharmaceutical products developed with our C1 Host Technology may depend in part on the extent to which reimbursement for the cost of those products will be available from government health administration authorities, private health insurers and other organizations. Third-party payers are increasingly challenging prices of medical products and services. Significant uncertainty exists as to the reimbursement status of newly approved health care products, and there can be no assurance that adequate third party coverage will be available for any product to enable us to maintain price levels sufficient to realize an appropriate return on our investment in research and product development.

Adverse events in the field of therapeutic products may adversely affect us or our collaborators.

         Currently, we are not engaged in developing therapeutic products for our own account, but instead intend to collaborate with drug companies to express therapeutic products requested by them for the ultimate purpose of their development, testing and introduction as new drugs. We may, however, engage in these activities in the future for our own account. If we or our collaborators develop therapeutic products, these products may encounter substantial delays in development and approval due to the government regulation and approval process. Adverse events reported in biotechnology clinical trials may lead to more government scrutiny of proposed clinical trials of therapeutic products, stricter labeling requirements for these products and delays in the approval of other types of products for commercial sale.

         Our C1 Expression System has been tested for use in pulp and paper production, which requires FDA approval as generally regarded as safe, or GRAS, and has generated promising safety and toxicity data for one enzyme. A risk nonetheless exists that the C1 Expression System will produce therapeutic products and enzymes that have safety and toxicity issues associated with them.

Risks Applicable to Our Enzyme Business and Our BioSciences Business

Reductions in R&D budgets may affect the sales of both of our Businesses.

         Our customers include researchers at customers of our Enzyme Business and potential drug company customers of our BioSciences Business. Fluctuations in the R&D budgets of these researchers and their organizations could have a significant effect on the demand for our products. Research and development budgets fluctuate due to changes in available resources, mergers of drug companies, spending priorities and institutional budgetary policies. Our Businesses could be seriously damaged by any significant decrease in life sciences R&D expenditures by these existing and potential customers, academic institutions, government laboratories or private foundations.

Conflicts with our collaborators could harm our business.

         An important part of our strategy involves conducting proprietary research programs. We may pursue opportunities in fields that could conflict with those of our collaborators. Moreover, disagreements with our collaborators could develop over rights to our intellectual property. Any conflict with our collaborators could reduce our ability to obtain future collaboration agreements and negatively impact our relationship with existing collaborators, which could reduce our revenues.

         Certain of our collaborators could also become competitors in the future. Our collaborators could develop competing products, preclude us from entering into collaborations with their competitors, fail to obtain timely regulatory approvals, terminate their agreements with us prematurely or fail to devote sufficient resources to the development and commercialization of products. Any of these developments could harm our product development efforts.

         We will either commercialize products resulting from our proprietary programs directly or through licensing to other companies. We have limited experience in manufacturing and marketing products for the pharmaceutical and biotechnology industries. In order for us to commercialize these products directly, we would need to develop, or obtain through outsourcing arrangements, the capability to market and sell these products. We do not have these capabilities, and we may not be able to develop or otherwise obtain the requisite marketing and sales capabilities. If we are unable to successfully commercialize products resulting from our proprietary research efforts, we will continue to incur losses.

Public views on ethical and social issues may limit use of our technologies and reduce our revenues.

         Our success will depend in part upon our ability to develop products discovered through our C1 Host Technology. Governmental authorities could, for social or other purposes, limit the use of genetic processes or prohibit the practice of our C1 Host Technology. Ethical and other concerns about our C1 Host Technology, particularly the use of genes from nature for commercial purposes, and products resulting from our technology could adversely affect their market acceptance.

If the public does not accept genetically engineered products, our product demand could decline.

         The commercial success of our potential products will depend in part on public acceptance of the use of genetically engineered products including drugs, plants and plant products. Claims that genetically engineered products are unsafe for consumption or pose a danger to the environment may influence public attitudes. Our genetically engineered products may not gain public acceptance in the various industrial, pharmaceutical or biotechnology industries. Negative public reaction to genetically modified organisms and products could result in greater government regulation of genetic research and resultant products, including stricter labeling laws or regulations, and could cause a decrease in the demand for our products.

         The subject of genetically modified organisms has received negative publicity in Europe and other regions, which has aroused public debate. The adverse publicity in Europe could lead to greater regulation and trade restrictions on imports of genetically altered products. If similar adverse public reaction occurs in the United States, genetic research and resultant products could be subject to greater domestic regulation and a decrease in the demand for our products could result.

Our scientific collaborations may change, which could limit our access to their expertise.

         We rely upon the services of a number of research organizations, scientific advisors and collaborators at academic and other institutions. These scientists are not our employees and may have other commitments that would limit their availability to us. Although our scientific advisors generally agree not to perform services on competing technologies, if a conflict of interest between their services for us and their services for another entity were to occur, we might lose their services. Although our scientific advisors and collaborators sign agreements not to disclose our confidential information, it is possible that certain of our valuable proprietary knowledge may become publicly known through them.

Terrorists could damage our facilities, interfere with our R&D activities and cause ecological harm.

         Activists and terrorists have shown a willingness to injure people and damage physical facilities, equipment and biological materials to publicize or further their ideological causes. Biotechnology companies could be a specific target of certain groups. Our operations and research activities could be adversely impacted depending upon the nature and extent of such acts. Such damage could include disability or death of our personnel, damage to physical facilities that we contract with to perform R&D activities or to manufacture our products, destruction of animals and biological materials, disruption of our communications and data management software used for R&D or destruction of R&D records. Any such damage could delay our R&D projects or the manufacture of our products and decrease our ability to conduct future R&D and to develop future products. Damage caused by activist or terrorist incidents could also cause the release of hazardous materials, including chemicals and biological materials, which could create liabilities for us or damage our reputation in the community. Clean up of any such releases could also be time consuming and costly. Any significant interruptions in our ability to conduct our business operations or R&D activities could reduce our revenue and increase our expenses.

We could suffer claims from our use of hazardous, radioactive or biological materials.

         Our R&D processes involve the controlled use of hazardous materials, including chemicals, radioactive and biological materials. Our operations also produce hazardous waste products. We cannot eliminate the risk of accidental contamination or discharge and any resultant injury from these materials. Federal, state and local laws and regulations govern the use, manufacture, storage, handling and disposal of these materials. We could be subject to criminal liability or claims for damages in the event of an improper or unauthorized release of, or exposure of individuals to, hazardous materials. In addition, claimants may sue us for injury or contamination that results from our use or the use by third parties of these materials, and our liability may exceed our total assets. Compliance with these laws and regulations may be expensive, and current or future laws and regulations may impair our research, development, or production efforts, or otherwise be time-consuming and costly. We believe that our current operations comply in all material respects with applicable laws and regulations.

         In addition, our collaborators may work with these types of hazardous materials in connection with our collaborations. To our knowledge, the work is performed in accordance with these laws and regulations. In the event of a lawsuit or investigation, we could be held responsible for any injury caused to persons or property by exposure to, or release of, these hazardous materials. Further, under certain circumstances, we may agree to indemnify our collaborators against damages and other liabilities arising out of development activities or products produced in connection with these collaborations.

Other Business Risks That We Face

We will need to expand our existing marketing and sales resources.

         While we have recently expanded our marketing and sales functions, our Enzyme Business will need to continue to expand them to achieve our contemplated annual rates of growth and for our BioSciences Business to successfully market the C1 Expression System and our contemplated C1 Screening System. Currently, we rely primarily on our direct sales force for the United States market and contract with professional sales agents and distributors for the international market, including two controlled foreign subsidiaries. Direct salespeople are our employees and are paid a salary plus commissions on sales they make within their assigned territories. Contracted sales agents are paid a base rate of compensation plus commissions on sales they make within their assigned territories. Distributors purchase products from us and then resell our products and services to third parties. Our officers and employees develop and implement our marketing strategy, although we do periodically engage non-employee consultants, acting as independent contractors, to assist us in these efforts.

         Market forces, such as increasing competition, increasing cost pressures on our customers and general economic conditions, may require us to devote more resources to our sales and marketing efforts than we currently contemplate, such as changing the composition of our sales and marketing staff and changing our marketing methods. These changes may result in additional expenses. In addition, we will incur additional salary expenses because we intend to increase our direct sales force. We also may hire direct sales representatives to replace independent sales representatives or distributors that we use. Similarly, if we increase our reliance on marketing consultants to assist us, we will incur greater costs. If we decide to increase our advertising, we will also incur higher sales and marketing costs. Our incurrence of increased costs will make it more difficult for us to operate profitably, and we may not have sufficient funds to support all of these costs.

         If we expand our sales force and increase our marketing activities, we can offer no assurances that those efforts will result in more sales or higher revenue. Also, the increased costs we incur by expanding our sales and marketing resources may not result in greater sales or in higher revenue. Further, even if we increase our spending on sales and marketing, we may not be able to maintain our current level of sales and revenue.

Loss of key personnel could hurt our business.

         We are highly dependent on the principal members of our management and scientific staff, the loss of whose services might adversely impact the achievement of our objectives. In addition, recruiting and retaining qualified scientific personnel to perform future R&D work will be critical to our success. We do not currently have sufficient executive management personnel to fully execute our business plan. Although we believe we will be successful in attracting and retaining qualified management and scientific personnel, competition for experienced scientists from numerous companies and academic and other research institutions may limit our ability to do so on acceptable terms. Failure to attract and retain scientific personnel would prevent us from pursuing collaborations or developing our products or core technologies.

         Our planned activities will require additional expertise in specific industries and areas applicable to the products developed through our technologies. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. The inability to acquire these services or to develop this expertise could impair the growth, if any, of our business.

         We have already begun to increase and upgrade our accounting staff with the hiring of our Chief Financial Officer and our Director of Financial Reporting. We are planning to further increase and upgrade our accounting staff. The inability to add these staff members could impair our financial reporting activities and the functioning of our internal controls over financial reporting. In that event, our business could be impaired due to errors in accounting or reports and possible resulting restatements of previously published financial statements In addition, our directors and senior officers are likely to require that we maintain directors and officers insurance at levels comparable to those of similar sized public companies. We have purchased such directors' and officers' liability insurance. Our efforts to recruit additional directors could be impeded if the amount of insurance coverage is viewed to be insufficient. Further, if we are unable to provide adequate compensation or are unable to maintain sufficient directors and officers insurance coverage, we may not be able to attract or retain key personnel.

         Personnel changes may disrupt our operations. Hiring and training new personnel will entail costs and may divert our resources and attention from revenue-generating efforts. From time to time, we also engage consultants to assist us in our business and operations. These consultants serve as independent contractors, and we, therefore, do not have as much control over their activities as we do over the activities of our employees. Our consultants may be affiliated with or employed by other parties, and some may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us. Inventions or processes discovered by these persons will not necessarily become our property.

Inability to protect our technologies could harm our ability to compete.

         Our success will depend in part on our ability to obtain patents and maintain adequate protection of our other intellectual property for our technologies and products in the United States and other countries. If we do not adequately protect our intellectual property, competitors may be able to practice our technologies and erode our competitive advantage. The laws of some foreign countries do not protect proprietary rights to the same extent as the laws of the United States, and many companies have encountered significant problems in protecting their proprietary rights in these foreign countries. These problems can be caused by, for example, a lack of rules and methods for defending intellectual property rights.

         We own three issued U.S. patents, including claims that cover the C1 Expression System and various other aspects of the C1 Host Technology, and seven international patent applications which expand that coverage and include the C1 Screening System. We also have 50 pending patent applications which we expect, if issued, will also cover various aspects of the C1 Host Technology in addition to the C1 Expression System. The patent positions of biotechnology companies, including our patent position, are generally uncertain and involve complex legal and factual questions. We will be able to protect our proprietary rights from unauthorized use by third parties only to the extent that our proprietary technologies are covered by valid and enforceable patents or are effectively maintained as trade secrets. We intend to apply for patents covering both our technologies and products as we deem appropriate. However, existing and future patent applications may be challenged and may not result in issued patents. Our existing patents and any future patents we obtain may not be sufficiently broad to prevent others from practicing our technologies or from developing competing products. Furthermore, others may independently develop similar or alternative technologies or design around our patented technologies. In addition, others may challenge or invalidate our patents, or our patents may fail to provide us with any competitive advantages.

         We rely upon trade secret protection for our confidential and proprietary information. We have taken security measures to protect our proprietary information. These measures may not provide adequate protection for our trade secrets or other proprietary information. We seek to protect our proprietary information by entering into confidentiality agreements with employees, collaborators and consultants. Nevertheless, employees, collaborators or consultants may still disclose our proprietary information, and we may not be able to meaningfully protect our trade secrets. In addition, others may independently develop substantially equivalent proprietary information or techniques or otherwise gain access to our trade secrets.

Intellectual property litigation could harm our business.

         Our commercial success depends in part on neither infringing patents and proprietary rights of third parties, nor breaching any licenses that we have entered into with regard to our technologies and products. Others have filed, and in the future are likely to file, patent applications covering genes or gene fragments that we may wish to utilize with our C1 Host Technology, our C1 Expression System, our C1 Screening System or products or systems that are similar to products developed with the use of our C1 Host Technology. If these patent applications result in issued patents and we wish to use the claimed technology, we would need to obtain a license from the third party.

         Third parties may assert that we are employing their proprietary technology without authorization. In addition, third parties may obtain patents in the future and claim that use of our technologies infringes these patents. We could incur substantial costs and diversion of management and technical personnel in defending ourselves against any of these claims or enforcing our patents or other intellectual property rights against others. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products, and could result in the award of substantial damages against us. If a claim of infringement against us is successful, we may be required to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. In that event, we could encounter delays in product commercialization while we attempt to develop alternative methods or products. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

         Further, the taxonomic classification of our C1 host organism was determined using classical morphological methods. More modern taxonomic classification methods have indicated that our C1 host organism will be reclassified as a different genus and species. Some of the possible species that the C1 host could be reclassified as could be the subject of patent rights owned by others. We believe, based on our evaluation of the relevant field of science and our discussions with our consulting professionals, that any such patent rights would be invalid, and were litigation over the issue to ensue, we believe we should prevail. If we did not prevail, to settle any such litigation or pre-litigation claims, we could be required to enter into a cross-licensing arrangement, pay royalties or be forced to stop commercialization of some of our activities.

         We do not fully monitor the public disclosures of other companies operating in our industry regarding their technological development efforts. If we did evaluate the public disclosures of these companies in connection with their technological development efforts and determined that they violated our intellectual property or other rights, we would anticipate taking appropriate action, which could include litigation. However, any action we take could result in substantial costs and diversion of management and technical personnel. Furthermore, the outcome of any action we take to protect our rights may not be resolved in our favor or may not be resolved for a lengthy period of time.

We may be sued for product liability.

         We may be held liable if any product we develop, or any product which is made with the use or incorporation of, any of our technologies, causes injury or is found otherwise unsuitable during product testing, manufacturing, marketing or sale. These risks are inherent in the development of chemical, agricultural and pharmaceutical products. While we maintain product liability insurance, it may not fully cover our potential liabilities. Inability to obtain sufficient insurance coverage at an acceptable cost or otherwise to protect against potential product liability claims could prevent or inhibit the commercialization of products developed by us or our collaborators. If we are sued for any injury caused by our products, our liability could exceed our total assets.

International unrest or foreign currency fluctuations could adversely affect our results.

         International revenues accounted for approximately 87% and 86% of our net sales in 2003 and 2004, respectively. Our key international markets are the European Union, Hong Kong, the Peoples Republic of China and India. Our international sales are made through international distributors and their wholly owned subsidiaries, including our Asian subsidiary, and direct to end-user plants with payments to us, in many cases, denominated in currencies other than U.S. dollars. In the conduct of our business, in a number of instances, we are required to pay our obligations in currencies other than U.S. dollars. Accordingly, we are exposed to changes in currency exchange rates with respect to our international sales and payment obligations. We experienced currency losses in 2003 and 2004 in the amounts of $236,200 and $213,471, respectively, and experienced a currency gain of approximately $61,000 for the three-months ended March 31, 2005.

         Fluctuations in currency exchange rates have in the past and may in the future negatively affect our ability to price competitively against products denominated in local currencies. Also, changes in foreign currency exchange rate may have an adverse effect on our financial position and results of operations as expressed in U.S. dollars. Our management monitors foreign currency exposures and may, in the ordinary course of business, enter into foreign currency forward contracts or options contracts related to specific foreign currency transactions or anticipated cash flows. We do not hedge, and have no current plans to hedge in the future, the translation of financial statements of consolidated subsidiaries whose local books and records are maintained in foreign currency.

         The imposition of duties or other trade barriers, trade embargoes, acts of terrorism, wars and other events outside our control may adversely affect international commerce and impinge on our ability to manufacture, transport or sell our products in international markets.

Business interruptions could keep us from developing our products and increasing our revenues.

         Natural or man-made disasters, such as fires, earthquakes, hurricanes, power losses, telecommunications failures, terrorist attacks, military operations and other events beyond our control may interrupt our operations. We do not have a detailed disaster recovery plan. In addition, we may not carry sufficient business interruption insurance to compensate us for losses that may occur and any losses or damages we incur could have a material adverse effect on our cash flows and success as an overall business.

There may be material weaknesses or significant deficiencies that we have not yet identified.

         During the course of its review of our financial statements for the nine months ended September 30, 2004, but subsequent to the completion of the audit of, and the issuance of an unqualified report on our financial statements for the year ended December 31, 2003, Ernst & Young LLP, our independent registered public accounting firm, reported to our board of directors and management that it had identified a significant deficiency it considered to be a material weakness in our internal controls over financial reporting under standards established by the Public Company Accounting Oversight Board, which became applicable to us on October 29, 2004 when the merger with CCP Worldwide, Inc. was completed. As a consequence, our consolidated financial statements as of and for the year ended December 31, 2003, which had not previously been filed with the Securities and Exchange Commission, were restated. The reported material weakness related to the recording of foreign currency denominated revenue, inventory purchasing and research and development expenditure transactions during 2003 and through September 30, 2004. In the fourth quarter of 2004 and the first quarter of 2005, our management and our Board of Directors took the following steps to remediate this material weakness: trained the appropriate accounting employees on foreign currency denomination in accordance with GAAP, improved controls with respect to the recording of foreign currency transactions, and hired a Chief Financial Officer and Director of Financial Reporting to deal with accounting issues and to prepare the Company's financial statements.

         The process of designing and implementing effective internal controls and procedures is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public company. The effectiveness of the steps that we take to improve the reliability of our financial statements will be subject to continued management review supported by confirmation and testing as well as board and audit committee oversight. We cannot assure you that we will not in the future identify material weaknesses or significant deficiencies in our internal control over financial reporting under standards established by the Public Company Accounting Oversight Board that we have not discovered to date. In general, reportable conditions are significant deficiencies in our internal controls that could adversely affect our ability to record, process, summarize and report financial data consistent with the assertions of management in the financial statements. A material weakness is a reportable condition in which our internal controls do not reduce to a low level the risk that undetected misstatements caused by error or fraud may occur in amounts that are material to our audited consolidated financial statements. If any such significant deficiency or material weakness were to exist, we may not be able to prevent or detect a material misstatement of our annual or interim consolidated financial statements. We are taking steps to strengthen control processes in order to identify and rectify past accounting errors and to prevent the situations that resulted in the need to restate prior period financial statements from recurring.

         Beginning with the year ending December 31, 2006, pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal control over financial reporting, and we will be required to deliver an attestation report of our independent registered public accounting firm on our management's assessment of and operating effectiveness of internal controls. Before then, we must complete documentation of our internal control system and financial processes, information systems, assessment of their design, remediation of control deficiencies identified in these efforts and management testing of the design and operation of internal controls. An inability to complete and document this assessment could result in a scope limitation qualification or a scope limitation disclaimer by our independent registered public accounting firm on their attestation of our internal controls. In addition, if a material weakness were identified with respect to our internal control over financial reporting, we would not be able to conclude that our internal controls over financial reporting were effective, which could result in the inability of our independent registered public accounting firm to deliver an unqualified report, or any report, on our internal controls. Inferior internal controls could also cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.

We are dependent on several key customers.

         Although there were no customers that accounted for more than 10% of the Company's net sales in 2004, sales to certain customers accounted for 10% or more of the Company's net sales for the year ended December 31, 2003.

Risks Related to Our Common Stock

Securities of biotechnology companies are often volatile.

         The trading prices of biotechnology company stocks in general tend to experience extreme price fluctuations. The valuations of many biotechnology companies without consistent product revenues and earnings are extraordinarily high based on conventional valuation standards such as price to earnings and price to sales ratios. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of biotechnology companies could depress our stock price regardless of our results of operations if a trading market for our stock develops. Other broad market and industry factors may decrease the trading price of our common stock, regardless of our performance. Market fluctuations, as well as general political and economic conditions such as war, recession or interest rate or currency rate fluctuations, also may decrease the trading price of our common stock. In addition, our stock price could be subject to wide fluctuations in response to factors including, but not limited to, the following:

         o announcements of new technological innovations or new products by us or our competitors;

         o  changes in financial estimates by securities analysts;

         o  conditions or trends in the biotechnology industry;

         o  changes in the market valuations of other biotechnology companies;

         o developments in domestic and international governmental policy or regulations;

         o announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

         o  unsubstantiated information or rumors concerning the Company;

         o developments in patent or other proprietary rights held by us or by others;

         o  loss or expiration of our intellectual property rights;

         o  lawsuits initiated by or against us;

         o  period-to-period fluctuations in our operating results;

         o future royalties from product sales, if any, by our strategic partners;

         o  sales of our common stock by our insiders; and

         o  sales of our common stock or other securities in the open market.

In the past, stockholders have often instituted securities class action litigation after periods of volatility in the market price of a company's securities. If a stockholder files a securities class action suit against us, we would incur substantial legal fees and our management's attention and resources would be diverted from operating our business to respond to the litigation.

We may be unable to maintain our American Stock Exchange listing.

         Our common stock is listed on the American Stock Exchange. We cannot guarantee that our common stock will always be so listed. The American Stock Exchange rules for continued listing include minimum market capitalization and other requirements that we may not be able to meet in the future, particularly if the price of our common stock declines.

         If our common stock is de-listed from the American Stock Exchange, trading in our common stock would be conducted, if at all, on the NASD's OTC Bulletin Bond or "pink sheets" in the United States. This would make it more difficult for our stockholders to dispose of their common stock and to obtain accurate quotations on our common stock, which could have an adverse effect on the price of our common stock.

A significant number of our shares will become eligible for sale in the near future.

         8,044,221 shares, or approximately 36% of our outstanding shares, are subject to restrictions on transfers set forth in lock-up agreements between their holders and us. Under these lock-up agreements, 1,189,885 shares will be released from restriction after July 28, 2005 and the remainder of the restricted shares will be released from the lock-up agreements after January 28, 2006. We may, with the consent of the placement agents who assisted us in the completion of our most recent private placement of common stock, also elect to waive the lock-up agreement restrictions as to any resale of these restricted shares. The release of shares from lock-up agreements may have a negative impact on our stock price if the released shares are sold by the holders. A reduced market price for our shares could make it more difficult to raise funds through future offerings of common stock.

Our operating results and the market price of stock could be volatile.

         Our quarterly operating results have fluctuated in the past and are likely to do so in the future. These fluctuations could cause our stock price to fluctuate significantly or decline. Some of the factors which could cause our operating results to fluctuate include:

         o expiration of research contracts with collaborators, which may not be renewed or replaced;

         o the success rate of our discovery efforts leading to milestones and royalties;

         o the timing and willingness of collaborators to commercialize our products which would result in royalties;

         o general and industry specific economic conditions, which may affect our collaborators' R&D expenditures;

         o the adoption and acceptance of our industrial enzymes and other products by customers of our Enzyme Business;

         o the adoption and acceptance of our C1 Host Technology, C1 Expression System and C1 Screening System by biotechnology and pharmaceutical companies being marketed to by our BioSciences Business;

         o the introduction by our competitors of new industrial enzyme products or lower prices of existing products to our Enzyme Business's customers;

         o the introduction by our competitors of new expression technologies competitive with our C1 Expression System; and

         o disruption in our manufacturing capacity or our failure to bring on additional manufacturing capacity required to meet our projected growth.

         A large portion of our expenses is relatively fixed, including expenses for facilities, equipment and personnel. Accordingly, if revenues decline or do not grow as anticipated due to expiration of research contracts or government research grants, failure to obtain new contracts or other factors, we may not be able to correspondingly reduce our operating expenses. In addition, we plan to significantly increase operating expenses in 2005. Failure to achieve anticipated levels of revenues could, therefore, significantly harm our operating results for a particular fiscal period.

         Due to the possibility of fluctuations in our revenues and expenses, we believe that quarter-to-quarter comparisons of our operating results are not a good indication of our future performance. Our operating results in some quarters may not meet the expectations of stock market analysts and investors. In that case, our stock price would probably decline.

We do not expect to pay dividends in the future.

         We have never paid cash dividends on our stock and do not anticipate paying cash dividends on our stock in the foreseeable future. The payment of dividends on our shares, if ever, will depend on our earnings, financial condition and other business and economic factors affecting us at such time as the board of directors may consider relevant. If we do not pay dividends, our stock may be less valuable because a return on investment will only occur if and to the extent that our stock price appreciates, and if the price of our stock does not appreciate, then there will be no return on investment.

Our anti-takeover defense provisions may deter potential acquirers and depress our stock price.

         Certain provisions of our certificate of incorporation, bylaws and Delaware law, as well as certain agreements we have with our executives, could be used by our incumbent management to make it substantially more difficult for a third party to acquire control of us. These provisions include the following:

         o we may issue preferred stock with rights senior to those of our common stock;

         o  we have a classified Board of Directors;

         o  action by written consent by stockholders is not permitted;

         o our Board of Directors has the exclusive right to fill vacancies and set the number of directors;

         o  cumulative voting by our stockholders is not allowed; and

         o we require advance notice for nomination of directors by our stockholders and for stockholder proposals.

         These provisions may discourage certain types of transactions involving an actual or potential change in control. These provisions may also limit our stockholders' ability to approve transactions that they may deem to be in their best interests and discourage transactions in which our stockholders might otherwise receive a premium for their shares over the then current market price.

We have controlling stockholders.

         Our officers, directors and principal stockholders together controlled approximately 46% of our outstanding common stock as of July 20, 2005. As of such date, our founder and chief executive officer, Mark Emalfarb, through a trust of which he is the trustee and beneficiary, the Mark A. Emalfarb Trust, owned approximately 25% of our outstanding common stock. Further, as of such date, the Francisco Trust, whose beneficiaries are the spouse and descendants of Mark Emalfarb, owned approximately 20% of our outstanding common stock, while friends and relatives of Mr. Emalfarb, who are not officers, directors, or principal stockholders, owned approximately an additional 5% of our outstanding common stock. As a result, these stockholders, if they act together, will be able to exert a significant degree of influence over our management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. In addition, this concentration of ownership may delay or prevent a change in control of us and might affect the market price of our shares, even when a change may be in the best interests of all stockholders. Moreover, the interests of this concentration of ownership may not always coincide with our interests or the interests of other stockholders, and, accordingly, they could cause us to enter into transactions or agreements which we would not otherwise consider.

We are indebted to our largest stockholders.

         As of March 31, 2005, we owed the Mark A. Emalfarb Trust and the Francisco Trust an aggregate indebtedness of approximately $3.4 million, under three separate promissory notes. In connection with the transactions completed in late October 2004, the Mark A. Emalfarb Trust cancelled $1,225,000 of the indebtedness represented by a promissory note in exchange for the issuance of shares of common stock and warrants, and we extended the maturity date of the remaining indebtedness to the Mark A. Emalfarb Trust and the Francisco Trust. All of our assets are mortgaged or pledged to secure the indebtedness owed the Mark A. Emalfarb Trust and the Francisco Trust. If we were unable to generate sufficient cash flow or otherwise obtain funds necessary to pay this indebtedness when due, we would be in default, and these debt holders would have the right to foreclose on their liens and security interests that secure the defaulted debt. Because the Mark A. Emalfarb Trust and the Francisco Trust are our largest stockholders and have a conflict in interest in their dealings with us with respect to these loans, we expect that they will take into account their investments in us and any duties that they may have to us when deciding whether to pursue their default remedies and that they would attempt to work out an acceptable payment arrangement for their debts. However, there is a risk that, due to changes in circumstances or for other reasons currently unknown to us, the Mark A. Emalfarb Trust and the Francisco Trust may elect to exercise their default remedies rather than work out a solution that is in our best interests. Further, not only is this indebtedness evidenced by promissory notes that are transferable by their holders, but we could decide to refinance this indebtedness through similar secured borrowings from banks or other commercial lenders. Any transferee or new lender, no longer constrained by the stockholder interests of the Mark A. Emalfarb Trust and the Francisco Trust, may not have the same attitude about any failure on our part to meet our binding repayment obligations as the Mark A. Emalfarb Trust and the Francisco Trust might.

We are exposed to potential risks resulting from new requirements that we evaluate internal controls over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002.

      We are evaluating our internal controls over financial reporting in order to allow management to report on, and our independent registered certified public accounting firm to attest to, our internal controls, as required by
Section 404 of the Sarbanes-Oxley Act of 2002. We may encounter unexpected delays in implementing the requirements relating to internal controls; therefore, we cannot be certain about the timing of completion of our evaluation, testing and remediation actions or the impact that these activities will have on our operations since there is no precedent available by which to measure the adequacy of our compliance. We also expect to incur additional expenses and diversion of management's time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and independent registered certified public accounting firm attestation requirements. If we are not able to timely comply with the requirements set forth in Section 404, we might be subject to sanctions or investigation by regulatory authorities. Any such action could adversely affect our business and financial results. The requirement to comply with
Section 404 of the Sarbanes-Oxley Act of 2002 will become effective for our fiscal year ending December 31, 2006.

      In addition, in our system of internal controls, we may rely on the internal controls of third parties. In our evaluation of our internal controls, we will consider the implication of our reliance on the internal controls of third parties. Until we have completed our evaluation, we are unable to determine the extent of our reliance on those controls, the extent and nature of the testing of those controls, and remediation actions necessary where that reliance cannot be adequately evaluated and tested.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of common stock by the selling stockholders.

                              SELLING STOCKHOLDERS

General

         This prospectus relates to the offer and sale from time to time:

         o by stockholders of the Company of up to 20,878,267 outstanding shares of common stock,

         o by the holders of outstanding warrants of a maximum of 6,952,776 shares of common stock that may be issued upon the exercise of the warrants owned by them,

         o by the holders of outstanding options of a maximum of 65,000 shares of common stock that may be issued upon the exercise of the options owned by them, and

         o by the holders of outstanding convertible notes of a maximum of 473,835 shares of common stock that may be issued upon conversion of the notes owned by them.

Transfer Restrictions

         Our officers and key employees beneficially owning a total of 5,664,451 shares of common stock and options or warrants to acquire an additional 2,379,770 shares of common stock have signed lock-up agreements under which these officers and key employees have agreed not to offer, sell or otherwise dispose of their shares of common stock until January 28, 2006.

         Non-management holders of 2,379,770 outstanding shares of common stock have also signed lock-up agreements under which these holders have agreed not to offer, sell or otherwise dispose of these shares of common stock for a period of at least the earlier of July 28, 2005. In addition, 50% of these shares will remain subject to these lock-up restrictions until January 28, 2006.

         Upon the expiration of all lock-up agreements, these shares will become eligible for sale in the public market, assuming the shares continue to be registered for sale by the selling stockholders or, if not registered, subject to the provisions of Rule 144. We may, with the consent of the placement agents for our private placement offering consummated in early November 2004, elect to waive the lock-up restrictions as to any resale of these restricted shares. None of the other holders of our outstanding shares of common stock were required to execute any lock-up agreement by the placement agents. Neither the Company nor, to the Company's knowledge, the placement agents have any current plans or understandings to waive, shorten or modify the foregoing lock-up arrangements.

Identity and Ownership of Selling Stockholders

         The following table sets forth, as of the date immediately before the offering that has been registered under our registration statement of which this prospectus is a part, except as otherwise noted below:

         o  the name of each selling stockholder,

         o the number of shares of common stock owned by each selling stockholder,

         o the number of shares of common stock that may be issued to each selling stockholder under outstanding options, warrants or convertible notes,

         o the maximum number of shares of common stock that may be offered for the account of each selling stockholder under this prospectus, and

         o the number of shares and percentage of common stock that would be owned by each selling stockholder after completion of the offering, assuming the sale of all of the common stock that may be offered by this prospectus.

Except as otherwise noted below and elsewhere in this prospectus, the selling stockholders have not, within the past three years, had any position, office or other material relationship with the Company.

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------   ---------------------
Marc Abrams                              3,003  (9)            1,502  (10)             4,505             0          *
Elise Abrams-Kraut                      15,000  (6)            7,500  (5)             22,500             0          *
Elise Abrams-Kraut                      15,015  (9)            7,508  (10)            22,523             0          *
Betty Alperstein                         5,556  (6)                                    5,556             0          *
Morley Alperstein (20)                  11,111  (6)                                   11,111             0          *
Alpha Capital A.G.                      75,075  (9)           37,538  (10)           112,613             0          *
Francis A. Anania                       16,667  (6)                                   16,667             0          *
Scott Andrews                           25,000  (9)           12,500  (10)            37,500             0          *
Anno, L.P.                               7,500  (9)            3,750  (10)            11,250             0          *
Apogee Fund, L.P.                      150,150  (9)           75,075  (10)           225,225             0          *
Thomas and Barbara Asarch                7,508  (9)            3,754  (10)            11,262             0          *
Asset Managers International Ltd.       75,075  (9)           37,538  (10)           112,613             0          *
Atlantis Software P/S                   10,000  (9)            5,000  (10)            15,000             0          *
Avia Eilon Trust dated                  30,000  (9)           15,000  (10)            45,000             0          *
    May 14, 1999
Sally White Ayres                        7,500  (6)            3,750  (5)             11,250             0          *
Thomas Bailey (7)                        4,054  (6)                                    4,054             0          *
George Ball                              7,507  (9)            3,753  (10)            11,260             0          *
Bargia Investments LLC                   7,500  (6)            3,750  (5)             11,250             0          *
Jana Bartholomew                         7,508  (9)            3,753  (10)            11,261             0          *
Bascom Baynes                           30,000  (9)           15,000  (10)            45,000             0          *
Allan M. Benton                          6,000  (6)            3,000  (5)              9,000             0          *
Allen Berger                             7,508  (9)            3,753  (10)            11,261             0          *
BSF US Special                         225,225  (9)          112,613  (10)           337,838             0          *
    Opportunities Trust PLC (23)
BH Capital Investments LP               30,000  (9)           15,000  (10)            45,000             0          *
Richard G. Binetti                      26,111  (6)            7,500  (5)             33,611             0          *
Richard G. Binetti                                            25,000  (12)            25,000             0          *
Bioform LLC                            300,000  (6)          150,000  (5)            450,000             0          *
Bio-Technical Resources                300,300  (6)                                  300,300             0          *
    Division of Arkion
    Life Services LLC (19)
Jeffrey Bogatin                         50,000  (9)           25,000  (10)            75,000             0          *
Alexander V. Bondar (7)                  3,716  (6)                                    3,716             0          *
Daniel Brams                             5,556  (6)                                    5,556             0          *
Brean Murray & Co.,                     16,102  (6)          371,595  (8)            387,697             0          *
    Inc. (8)                                    (8)
Bristol Investment Fund                150,150  (9)           75,075  (10)           225,225             0          *
    Ltd.
Richard A. Bruno                        22,222  (6)           50,000  (12)            72,222             0          *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------   ---------------------
Robert D. and Jennifer                  44,444  (6)                                    44,444             0          *
    B. Burke
Richard Burlingame (7)                   2,477  (6)                                     2,477             0          *
Lawrence Burstein                       15,015  (9)             7,508  (10)            22,523             0          *
Albert E. Bush, Trustee                  7,507  (9)             3,753  (10)            11,260             0          *
Bernard C. Byrd, Jr.,                   30,000  (9)            15,000  (10)            45,000             0          *
    Trustee
Anthony Robert Campbell                 26,111  (6)             7,500  (5)             33,611             0          *
CAMOFI Master LDC                       30,030  (9)            15,015  (10)            45,045             0
Capital Growth                          60,060  (9)            30,030  (10)            90,090             0          *
    Investments Trust
Martin Cass                              7,500  (6)             3,750  (5)             11,250             0          *
Ratnesh Chandra (7)                     25,000  (22)                                   25,000             0          *
Ratnesh Chandra (7)                      3,716  (6)                                     3,716             0          *
Arnold and Renee Cinmar                  9,009  (9)             4,504  (10)            13,513             0          *
Cluny Road Rentals, L.P.               150,000  (6)            75,000  (5)            225,000             0          *
Cobraco Manufacturing, Inc.             12,111  (6)                                    12,111             0          *
Richard B. Comiter                       5,556  (6)            12,500  (12)            18,056             0          *
Richard B. Comiter and                   7,500  (6)             3,750  (5)             11,250             0          *
    Marilyn Comiter,
    Tenants by the Entireties
Commonfund Hedged Equity                32,000  (9)            16,000  (10)            48,000             0          *
The Cordillera Fund, L.P.              100,000  (9)            50,000  (10)           150,000             0          *
Cranshire Capital, L.P.                 60,060  (9)            30,030  (10)            90,090             0          *
Crescent International Ltd.            100,000  (9)            50,000  (10)           150,000             0          *
Crestview Capital Master LLC           600,600  (9)           300,300  (10)           900,900             0          *
Mark N. Davis                           22,522  (9)            11,261  (10)            33,783             0          *
Erick S. Klefos (18)                    10,000  (9)             5,000  (10)            15,000             0          *
Steven J. Denholtz                      15,000  (6)             7,500  (5)             22,500             0          *
Stewart F. Denholtz                      7,500  (6)             3,750  (5)             11,250             0          *
Conrad DeSantis and                     30,000  (6)            15,000  (5)             45,000             0          *
    Patricia DeSantis, JTWROS
Robert Dressler                         11,111  (6)                                    11,111             0          *
Dreyfoos 2004 Charitable                 3,000  (6)             1,500  (5)              4,500             0          *
    Remainder Unitrust
End of the Rainbow LLLP                 11,111  (6)                                    11,111             0          *
Steven R. Elliott                        7,507  (9)             3,753  (10)            11,260             0          *
Mark A. Emalfarb (7) (15)            5,570,827  (13)        1,527,732  (14)         7,098,559             0          *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------   ---------------------
Charles & Anna Essman                   15,015  (9)            7,508  (10)              22,523             0          *
    Irrevocable Trust
    dated 12/22/95
Excalibur Limited                      180,000  (9)           90,000  (10)             270,000             0          *
    Partnership
Martin Farber                           15,000  (6)            7,500  (5)               22,500             0          *
Edward Feigeles                                               16,666  (11)              16,666             0          *
Edward Feigeles and Kathryn             11,111  (6)                                     11,111             0          *
     Green FEQ GAS, LLC                 30,030  (9)           15,015  (10)              45,045             0          *
F & C Holdings LLC                     300,300  (25)                                   300,300             0          *
William and Bettina Foody                7,508  (9)            3,753  (10)              11,261             0          *
Forest Hill Select                       5,750  (9)            2,875  (10)               8,625             0          *
    Offshore, Ltd.
Forest Hill Select Fund, Ltd.          244,250  (9)          122,125  (10)             366,375             0          *
Forich Group Limited                    30,030  (9)           15,015  (10)              45,045             0          *
Four JR Investments, Ltd.                                    100,000  (12)             100,000             0          *
Four JR Investments, Ltd.              120,000  (6)           60,000  (5)              180,000             0          *
Francisco Trust U/A/D                4,422,041  (6)          222,537  (16)           4,644,578             0          *
    June 28, 1996 (17)
Edwin Freedman                          30,000  (9)           15,000  (10)              45,000             0          *
Corie Fromkin                            5,556  (6)                                      5,556             0          *
Samuel Fromkin                                               100,000  (12)             100,000             0          *
Samuel and Ivee Fromkin                 11,111  (6)                                     11,111             0          *
Rufus Gardner (7)                          945  (6)                                        945             0          *
Robert A. Garvy Revocable Trust         22,222  (6)                                     22,222             0          *
    U/A/D June 21, 1994
Andrew Golding                           7,505  (9)            3,753  (10)              11,258             0          *
Good Steward Trading Company SPC        10,100  (9)            5,050  (10)              15,150             0          *
Pamler E. Gozzo                          9,999  (6)            5,000  (5)               14,999             0          *
Robert and Jennifer Grandi              15,015  (9)            7,508  (10)              22,523             0          *
Robert D. Grandi and Jennifer            7,500  (6)            3,750  (5)               11,250             0          *
    A. Grandi, JTWROS
Michael B. Gray                          7,500  (9)            3,750  (10)              11,250             0          *
Bill and Johnnie Haak                    7,500  (9)            3,750  (10)              11,250             0          *
Neil Herbst                              4,500  (6)            2,250  (5)                6,750             0          *
Seth J. Herbst                                                15,000  (11)              15,000             0          *
Seth J. Herbst                                                12,500  (12)              12,500             0          *
Highgate House Funds, Ltd.             150,150  (9)           75,075  (10)             225,225             0          *
David J. Hooper                        200,000  (6)                                    200,000             0          *
Romuald Ikauniks                        11,111  (6)                                     11,111             0          *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------   ---------------------
Charles & Anna Essman                   15,015  (9)            7,508  (10)              22,523             0          *
Incline Capital, L.P.                   50,000  (9)           25,000  (10)              75,000             0          *
Intellectual Property                   75,000  (9)           37,500  (10)             112,500             0          *
    Investment Partners,
    LLC
David Jay                               30,000  (6)           15,000  (5)               45,000             0          *
David and Barbara Jay                   30,000  (9)           15,000  (10)              45,000             0          *
J&S Denholtz Family                      7,500  (6)            3,750  (5)               11,250             0          *
    Limited Partnership
Matthew Johnson                         15,015  (9)            7,508  (10)              22,523             0          *
Nathan Johnson                           7,508  (9)            3,753  (10)              11,261             0          *
Charles Johnston                        11,111  (6)           16,667  (11)              27,778             0          *
Douglas Kaplan                          11,111  (6)                                     11,111             0          *
Douglas Kaplan, Trustee                 26,111  (6)            7,500  (5)               33,611             0          *
    f/b/o Barbara Kaplan
Douglas Kaplan, Trustee                 26,111  (6)            7,500  (5)               33,611             0          *
    f/b/o Leslie Kaplan
Emily Kaplan                            11,111  (6)                                     11,111             0          *
Eileen Katz                              7,443  (9)            3,722  (10)              11,165             0          *
Michael D. Kennedy                       4,500  (6)            2,250  (5)                6,750             0          *
Michael Kent                             2,000  (9)            1,000  (10)               3,000             0          *
Kingsbridge Capital                     45,045  (9)           22,523  (10)              67,568             0          *
Knott Partners L.P.                    253,000  (9)          126,500  (10)             379,500             0          *
Eugene M. Kornhaber                     15,000  (9)            7,500  (10)              22,500             0          *
Brian Kuhn                              45,000  (9)           22,500  (10)              67,500             0          *
Alan Lebow and Patricia                  7,500  (6)            3,750  (5)               11,250             0          *
    Lebow, Tenancy by
    Entireties
Mark Leszczynski                        15,015  (9)            7,508  (10)              22,523             0          *
Robert S. Levin Trust                   13,056  (6)            3,750  (5)               16,806             0          *
    u/a/d October 22, 1971
Barbara S. Lewin                         3,000  (6)            1,500  (5)                4,500             0          *
Barbara S. Lewin                         3,003  (9)            1,502  (10)               4,505             0          *
Alyssa B. List                           1,502  (9)              751  (10)               2,253             0          *
Alyssa B. List                           1,500  (6)              750  (5)                2,250             0          *
Jaimie Luciani                           3,778  (6)                                      3,778             0          *
Jodi Luciani                             3,667  (6)                                      3,667             0          *
Marni Luciani                            3,667  (6)                                      3,667             0          *
Richard Luciani                          7,508  (9)            3,753  (10)              11,261             0          *
Richard and Ruth Luciani                11,111  (6)                                     11,111             0          *
Ruth Luciani                                                  37,500  (12)              37,500             0          *
M&M Capital, LLC                        15,015  (9)            7,508  (10)              22,523             0          *
Meyer Magid                              7,500  (6)            3,750  (5)               11,250             0          *
Meyer Magid                              7,508  (9)            3,753  (10)              11,261             0          *
Andrew J. Malik                         11,111  (6)           16,667  (11)              27,778             0          *
David E. Mann                           10,000  (9)            5,000  (10)              15,000             0          *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------    ---------------------
Matterhorn Offshore Fund Ltd.          205,000  (9)          102,500  (10)              307,500            0          *
Kevin and Henriette May                 22,222  (6)                                      22,222            0          *
Marnee Fromkin Mccaren                   5,556  (6)                                       5,556            0          *
Stacy Smith McNamara                     7,508  (9)            3,753  (10)               11,261            0          *
Rune & Elisa Medhus                     25,000  (9)           12,500  (10)               37,500            0          *
Edmund H. Melhado                       25,000  (9)           12,500  (10)               37,500            0          *
Mercantile Capital                     600,600  (9)          300,300  (10)              900,900            0          *
    Partners I, L.P.
MFN LLC                                 75,075  (9)           37,538  (10)              112,613            0          *
Marie K. Mildren                         7,507  (9)            3,753  (10)               11,260            0          *
Joel Leslie Millman                      7,508  (9)            3,753  (10)               11,261            0          *
Mintz Levin Investments, LLC            33,333  (6)                                      33,333                       *
Charles Moche                           10,000  (9)            5,000  (10)               15,000            0          *
Nautica Holdings, Inc.                 150,150  (9)           75,075  (10)              225,225            0          *
Rush Neill Family Investment           111,111  (6)                                     111,111            0          *
    Partnership
Nite Capital LP                         45,045  (9)           22,523  (10)               67,568            0          *
Dean S. Oakey                           30,000  (9)           15,000  (10)               45,000            0          *
Dermot O'Brien                           6,000  (6)            3,000  (5)                 9,000            0          *
Odin Partners LP                        30,030  (9)           15,015  (10)               45,045            0          *
T. Scott O'Keefe                         7,507  (9)            3,753  (10)               11,260            0          *
Robert Pedlow                           15,000  (9)            7,500  (10)               22,500            0          *
Peking Singer Biotech                  140,000  (6)                                     140,000            0          *
    Partners
The Pinnacle Fund, L.P.                111,111  (6)                                     111,111            0          *
The Pinnacle Fund, L.P.              1,000,000  (9)          500,000  (10)            1,500,000            0          *
W. Randolph Piper, III                   7,507  (9)            3,753  (10)               11,260            0          *
    and Sara Creed Piper
Carl Pipes                               7,508  (9)            3,753  (10)               11,261            0          *
Carter D. Pope                          30,000  (9)           15,000  (10)               45,000            0          *
Gerald W. Pope Revocable Trust           7,507  (9)            3,753  (10)               11,260            0          *
Louis E. Price, Trustee                  7,500  (6)            3,750  (5)                11,250            0          *
    of Louis E. Price
    Living Trust dated
    May 22, 1990
Ptarmigan & Eden Asset                  15,015  (9)            7,508  (10)               22,523            0          *
    Management, Ltd.
Suresh Rajamanickam,                     9,000  (6)            4,500  (5)                13,500            0          *
    M.D. & Nisha
    Bhardwaj, M.D., JTWROS
Chuck Ramsay, Jr. (24)                  15,015  (9)            7,508  (10)               22,523            0          *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------    ---------------------
Jan Rask                                15,015  (9)            7,508  (10)               22,523             0        *
Harold S. Reed & Kate M.                30,000  (6)           15,000  (5)                45,000             0        *
    Reed, JTWROS
Renaissance US Growth                  225,225  (9)          112,613  (10)              337,838             0        *
    Investment Trust PLC
Erick Richardson                        15,015  (9)            7,508  (10)               22,523             0        *
Ridgewood Limited                       15,015  (9)            7,508  (10)               22,523             0        *
Gene Salkind, M.D.                      30,000  (9)           15,000  (10)               45,000             0        *
Sanders 1998 Children's                 15,015  (9)            7,508  (10)               22,523             0        *
    Trust
Don A. Sanders                          22,523  (9)           11,261  (10)               33,784             0        *
Katherine U. Sanders                    15,015  (9)            7,508  (10)               22,523             0        *
Sanders Morris Harris Inc. (8)          16,102  (6)(8)       371,595  (8)               387,697             0        *
Sanders Opportunity Fund LP             17,925  (9)            8,961  (10)               26,886             0        *
Sanders Opportunity Fund                57,150  (9)           28,575  (10)               85,725             0        *
    (INST) LP
Richard and Cheri Sarner                22,222  (6)                                      22,222             0        *
Scott M. & Peggy Schecter               15,015  (9)            7,508  (10)               22,523             0        *
Robert I. Schwimmer                    105,556  (6)                                     105,556             0        *
Blake Selig                              7,507  (9)            3,753  (10)               11,260             0        *
David L. Shadid                         15,015  (9)            7,508  (10)               22,523             0        *
Mel A. Shaftel                          30,000  (9)           15,000  (10)               45,000             0        *
Shoshone Partners, L.P.                 93,000  (9)           46,500  (10)              139,500             0        *
Norman F. Siegel                        30,000  (6)           15,000  (5)                45,000             0        *
Ita Friedman and Philip                  1,502  (9)              751  (10)                2,253             0        *
    Sieradski
Richard Singer                          22,523  (9)           11,261  (10)               33,784             0        *
Robert Albert Smeaton                   10,000  (9)            5,000  (10)               15,000             0        *
Robert Albert Smeaton                                         50,000  (12)               50,000             0        *
Robert Albert Smeaton                   15,000  (6)            7,500  (5)                22,500             0        *
Denis and Barbara Smith                 11,111  (6)                                      11,111             0        *
William A. Solemene                    100,000  (9)           50,000  (10)              150,000             0        *
Kent Sproat (7)                         50,000  (23)                                     50,000             0        *
Kent Sproat                              3,716  (6)                                       3,716             0        *
Stonestreet Limited                    135,135  (9)           67,568  (10)              202,703             0        *
    Partnership
Sunrise Equity Partners, L.P.          150,150  (9)           75,075  (10)              225,225             0        *

                                                            Shares Issuable
                                                             Under Options,             Maximum          Ownership After
                                         Shares                Warrants or             Number of         the Offering (3)
                                          Owned               Convertible          Shares to be Sold    ---------------------
        Name                        Before Offering (1)          Notes            in the Offering (2)    Shares   Percent (4)
----------------------------        -----------------            -----           -------------------    ---------------------
Larry T. Tabloff and                     2,100  (6)            1,050  (5)                 3,150             0        *
    Karen A. Tabloff,
    Tenants-in-Common
Henri I. Talerman                       60,060  (9)           30,030  (10)               90,090             0        *
Richard Taney                            9,000  (9)            4,500  (10)               13,500             0        *
Mary C. Tanner                          30,030  (9)           15,015  (10)               45,045             0        *
Thornaby Limited                        30,030  (9)           15,015  (10)               45,045             0        *
Tiberius Investment &                  150,150  (9)           75,075  (10)              225,225             0        *
    Capital
M. Paul Tompkins                        15,000  (9)            7,500  (10)               22,500             0        *
Univest Management Inc.,                11,111  (6)                                      11,111             0        *
    E.P.S.P.
James E. Vanek                          15,000  (6)            7,500  (5)                22,500             0        *
Joseph Vassallo and                     15,000  (6)            7,500  (5)                22,500             0        *
    Patricia Vassallo,
    JTWROS
Vincent Vazquez                         15,015  (9)            7,508  (10)               22,523             0        *
Vision Capital Advisors                 22,523  (9)           11,261  (10)               33,784             0        *
Robert A. Vitale, Jr.                                         20,000  (12)               20,000             0        *
Robert A. Vitale, Jr.                   10,056  (6)            2,250  (5)                12,306             0        *
Vitel Ventures                         225,000  (6)          112,500  (5)               337,500             0        *
VLC Properties, LP                      22,522  (9)           11,261  (10)               33,783             0        *
Joseph H. Wein                           3,000  (6)            1,500  (5)                 4,500             0        *
Edwin L. Weprinsky (21)                  5,556  (6)                                       5,556             0        *
Westpark Capital, L.P.                 200,000  (9)          100,000  (10)              300,000             0        *
Whalehaven Capital Fund                 60,060  (9)           30,030  (10)               90,090             0        *
    Limited
Robert Wilensky                          7,507  (9)            3,754  (10)               11,261             0        *
Winton Capital Holdings                200,000  (9)          100,000  (10)              300,000             0        *
    Ltd.
William N. and Kimberly                 10,000  (9)            5,000  (10)               15,000             0        *
    C. Woodworth
Ken Wormser                             30,000  (6)           15,000  (5)                45,000             0        *
Donald D. Wren                         150,000  (6)           75,000  (5)               225,000             0        *
Donald D. Wren                          75,075  (9)           37,538  (10)              112,613             0        *
Winston D. Wren                         30,000  (6)           15,000  (5)                45,000             0        *
Winston D. Wren                         45,045  (9)           22,523  (10)               67,568             0        *
Telly Zachariades                        7,500  (6)            3,750  (5)                11,250             0        *
Telly Zachariades                        7,508  (9)            3,754  (10)               11,262             0        *
Louis Zehil                              3,003  (9)            1,502  (10)                4,505             0        *
                                   -----------            ----------               ------------           ---       --
                                    20,878,267             7,491,611                 28,369,878             0
                                   ===========            ==========               ============           ===

-----------------------------
*   Represents less than 1%.

(1) Ownership for all selling stockholders is based upon information provided by the selling stockholders or known to us.

(2) The number of shares in this column includes 20,878,267 outstanding shares of our common stock, a maximum of 7,017,776 shares of our common stock issuable upon the exercise of outstanding options or warrants to purchase our common stock and 473,835 shares of common stock upon the conversion of outstanding promissory notes that are convertible into our common stock.

(3) Assumes the sale of all shares of common stock registered pursuant to this prospectus, although the selling stockholders are under no obligation known to us to sell any shares of common stock at this time.

(4) Based upon 22,551,405 shares of common stock outstanding on July 20, 2005. The shares issuable under instruments to purchase our common stock that are currently exercisable within 60 days of that date, are treated as outstanding for purposes of computing the percentage ownership of the person holding these instruments, but are not treated as outstanding for purposes of computing the percentage ownership of any other person.

(5) Represents shares purchasable under Investor Warrants expiring in October 2009 and exercisable at $5.50 per share of common stock. These Investor Warrants were issued to former Dyadic-Florida shareholders who were investors in the private placement offering by Dyadic-Florida completed in July 2004.

(6) Represents shares of common stock issued to former Dyadic-Florida shareholders as a result of the merger consummated on October 29, 2004.

(7)  Executive officer or key employee of the Company. See "Management."

(8) Placement agent for our private placement offering completed in November 2004. 16,102 shares of common stock were issued by Dyadic-Florida as an initial engagement fee. Upon completion of the offering, we issued to the placement agent Investor Warrants to purchase 123,865 shares of common stock expiring in October 2009 and exercisable at $5.50 per share, and another class of warrants to purchase 247,730 shares of common stock expiring in October 2009 and exercisable at $3.33 per share. The placement agent may transfer these warrants or shares to its employees, officers or directors prior to their sale under this prospectus, subject to compliance with applicable securities laws.

(9) Represents shares of our common stock issued in our private placement offering completed in early November 2004.

(10) Represents shares purchasable under Investor Warrants expiring in October 2009 and exercisable at $5.50 per share of common stock. These Investor Warrants were issued to investors in our private placement offering completed in early November 2004.

(11) Represents shares purchasable under options expiring May 24, 2006 and exercisable at $4.50 per share. These options were not issued under the Dyadic International, Inc. 2001 Equity Incentive Plan.

(12) Represents shares purchasable under Bridge Loan Warrants expiring in May 2013 and exercisable at $3.33 per share.

(13) Represents 5,202,959 shares of common stock issued to the Mark A. Emalfarb Trust for its Dyadic-Florida shares as a result the merger and 367,868 shares of common stock issued to the Mark A. Emalfarb Trust in exchange for cancellation of $1,225,000 of debt owed to the trust.

(14) Represents 1,092,500 shares purchasable under Bridge Loan Warrants exercisable at $3.33 per share, 251,298 shares purchasable upon the conversion of a convertible note in the amount of $836,824 at $3.33 per share, and 183,934 shares purchasable under Investor Warrants exercisable at $5.50 per share.

(15) All securities are held of record by the Mark A. Emalfarb Trust U/A/D October 1, 1987 for which Mr. Emalfarb serves as the sole trustee.

(16) Represents shares of common stock purchasable upon the conversion of a convertible note in the amount of $741,047, at $3.33 per share.

(17) The Francisco Trust has as its beneficiaries the spouse and descendants of Mark A. Emalfarb, and as its trustee an unrelated third party, Robert S. Levin, Esq.

(18) Represents securities held of record in an Individual Retirement Account by Delaware Charter.

(19) Represents shares held of record by Mark J. Gunderson, Esq., as escrow agent under Development Agreement dated as of July 20, 2004 between the selling stockholder and Dyadic-Florida. The shares will be released from escrow and transferred to the selling stockholder as payment for R&D services being rendered by the selling stockholder to us.

(20) Represents shares of common stock held of record in an Individual Retirement Account by Mesirow Financial Inc., as custodian.

(21) Represents shares of common stock held of record in an Individual Retirement Account by Neuberger Berman Trust Company.

(22) Represents shares purchased on November 3, 2004 upon exercise of options to purchase shares from the Francisco Trust.

(23) Represents shares of common stock held of record by The Frost National Bank, as custodian.

(24) Represents shares of common stock held of record in an Individual Retirement Account by Pershing LLC.

(25) Represents shares issued on May 25, 2005. See "Real Estate Purchase" below.

Description of Transactions

         Merger. On October 29, 2004, we completed the merger of our newly created, wholly owned subsidiary with and into Dyadic International (USA), Inc., or Dyadic-Florida, a Florida corporation formerly known as Dyadic International, Inc. At the time of the merger, Dyadic-Florida had 92 shareholders. Dyadic-Florida survived the merger and, as a result, became our wholly owned subsidiary. To consummate the merger, we issued 12,580,895 shares of our common stock to former shareholders of Dyadic-Florida in exchange for the cancellation of all of the outstanding shares of common stock of Dyadic-Florida.

         Incident to the merger, we assumed, on a one-share for one-share basis, the obligations of Dyadic-Florida to issue:

         o 1,500,000 shares of common stock in respect of the Bridge Loan Warrants, at an exercise price of $3.33 per share, which expire on May 29, 2013;

         o shares upon the conversion of two convertible notes in the adjusted aggregate face principal amounts of $1,577,871, at the price of $3.33 per share, which are convertible at the option of their holders into 473,835 shares of common stock, and which mature on January 1, 2007;

         o 752,500 shares of common stock purchasable under outstanding options previously issued by Dyadic-Florida in accordance with the Dyadic International, Inc. 2001 Compensatory Equity Plan assumed by the Registrant;

         o 711,050 shares of common stock that may be purchased, at the price of $5.50 per share, under warrants expiring in October 2009, which warrants were issuable to certain former shareholders of Dyadic-Florida who invested in a private placement completed by Dyadic-Florida in July 2004 and are identical to the warrants issued to investors in the private placement offering described below;

         o 65,000 shares of common stock that may be purchased pursuant to outstanding options, at an exercise price of $4.50, which expire May 24, 2006; and

         o 300,300 shares to be issued to a real estate developer as described below under "Real Estate Purchase."

With respect to the 752,500 then outstanding options described in the immediately preceding paragraph:

         o options to purchase 270,500 shares are exercisable at the price of $3.33 per share, options to purchase 457,000 shares are exercisable at the price of $4.50 per share, and options to purchase 25,000 shares are exercisable at the price of $4.66 per share,

         o  the term of each option is five years from the date of grant, and

         o in general, the options become exercisable in increments over periods of time ranging from two to five years from the date of grant.

         Offering. In early November 2004, in connection with the merger, we completed a private placement offering in which we sold 7,629,204 investment units, at a purchase price of $3.33 per unit, consisting of an aggregate of 7,629,204 shares of common stock and warrants to purchase 3,814,602 shares of common stock, or Investor Warrants, having an exercise price of $5.50 per share, to approximately 75 investors. These securities were offered and sold by us in reliance on exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

         In connection with the foregoing private placement offering, we issued to the placement agents for the offering, Brean Murray & Co., Inc. and Sanders Morris Harris Inc., aggregate warrants to purchase a total of 247,730 shares of common stock, at an exercise price of $5.50 per share, having terms similar to the Investor Warrants, and another class of warrants to purchase an aggregate of 495,460 shares of common stock, at an exercise price of $3.33 per share. These warrants were issued to the placement agents as partial compensation for their services in connection with the offering. Prior to the merger, as an initial engagement fee, Dyadic-Florida issued 16,102 shares of Dyadic-Florida common stock to each of the placement agents. These shares have been exchanged in the merger for shares of our common stock.

         Emalfarb Co-Investment. In connection with the consummation of the foregoing merger and private placement offering, the founder of Dyadic-Florida and now our Chief Executive Officer and Chairman of our Board of Directors, Mark
A. Emalfarb, purchased 367,868 investment units, at a purchase price of $3.33 per unit, consisting of 367,868 shares of common stock and Investor Warrants to purchase 183,934 shares of common stock, in exchange for his cancellation of $1,225,000 of indebtedness of Dyadic-Florida owed to him.

         Dyadic-Florida Offering. Between April and July 2004, Dyadic-Florida conducted a private placement offering of its shares. As a result of this offering and related transactions, Dyadic-Florida issued an aggregate of 1,422,099 shares of its common stock for an effective average per share price of $3.33 per share. These shares have been exchanged in the merger for shares of our common stock. The securities were offered and sold by Dyadic-Florida in reliance on the exemption from registration provided by Rule 506 of Regulation D under the Securities Act.

         In connection with this offering, Dyadic-Florida also committed to issue to investors warrants to purchase 711,050 shares of common stock identical to the Investor Warrants issued in our subsequent private placement offering at a rate of a warrant to purchase one share of common stock for each two shares of common stock previously purchased by the investors. This obligation was assumed incident to the merger by us, and we have, since the merger, issued warrants to purchase 711,050 shares of common stock to these investors.

         Bridge Loan Warrants. The Bridge Loan Warrants were issued as part of the consideration by Dyadic-Florida for a $3,000,000 revolving bridge loan that it received in May 2003. This bridge loan was made to Dyadic-Florida by its syndicate of shareholders led by Mark A. Emalfarb, who himself loaned $2,185,000, and a group of other Dyadic-Florida shareholders who loaned $815,000. This loan bears interest at a rate of 8% per annum. The original exercise price of the Bridge Loan Warrants was the lesser of $4.50 or the conversion price of the Series A convertible preferred stock of Dyadic-Florida then outstanding and this price was subject to adjustment under customary anti-dilution provisions. To facilitate the closing of the November 2004 private offering and the consummation of the merger, Dyadic-Florida and Mr. Emalfarb amended the terms of the Bridge Loan Warrants to fix the exercise price at $3.33 per share.

         Convertible Notes. In May 2001, Dyadic-Florida borrowed money from Mr. Emalfarb and the Francisco Trust, which is the beneficial owner of 19.9% of our outstanding shares of common stock. Dyadic-Florida issued convertible promissory notes in the face amount of $750,766 payable to Mr. Emalfarb, and $664,838 payable to the Francisco Trust. Each note bears interest at the rate of 6% per annum. These notes were originally convertible at the then current fair market value of Dyadic-Florida common stock. To facilitate the consummation of the merger and the related private placement offering, Dyadic-Florida and Mr. Emalfarb agreed to fix the conversion price of the notes at $3.33 per share. In addition, the notes were amended to provide that all accrued and unpaid interest due under the notes as of the date of closing of the merger would be added to the principal amount due and to require payment of interest on a quarterly basis until the principal sum is paid in full. Maturity dates on the notes were also extended from January 1, 2005, to January 1, 2007, and to permit their prepayment in whole or in part by Dyadic-Florida without premium or penalty. These notes were assumed by us in connection with the consummation of the merger.

         Real Estate Purchase. On July 31, 2004, Dyadic-Florida entered into a contract with F&C Holdings LLC, a land developer, under which Dyadic-Florida agreed to purchase an undeveloped 1.13 acre parcel of land at a purchase price of $1.0 million by issuing 300,300 shares of Dyadic-Florida common stock, valued at $3.33 per share. Incident to the consummation of the merger, we assumed Dyadic-Florida's obligations to issue shares of our common stock. This transaction was consummated on May 25, 2005, and the 300,300 shares were issued to F&C Holdings. In May 2005, the Company formed Dyadic Real Estate Holdings, Inc, a wholly owned subsidiary, that now owns the purchased land.

         Shares Issuable for R&D Services. In July 2004, Dyadic-Florida entered into a development agreement with Bio-Technical Resources, a division of Arkion Life Sciences LLC, or BTR, under which Dyadic-Florida agreed to pay for 80% of the $1.25 million worth of R&D services it was contracting to purchase over a two-year period from BTR, by issuing 300,300 shares of Dyadic-Florida common stock, valued at $3.33 per share. The Dyadic-Florida shares were issued and held in an escrow. Incident to the consummation of the merger, we assumed Dyadic-Florida's obligations with respect to the shares of common stock deliverable to BTR under the development agreement, and our shares were exchanged for the Dyadic-Florida shares in escrow. BTR's rights to the shares of our common stock vest and may be withdrawn from the escrow pro rata to the dollar value of BTR's actual performance of R&D services, as such services are billed by BTR on a regular monthly basis over a period expected to be approximately two years.

         Assumption of Non-Plan Options. In May 2001, Dyadic-Florida issued to four individuals options to purchase an aggregate of 65,000 shares of Dyadic-Florida common stock. Incident to the merger, we assumed the obligations of Dyadic-Florida with respect to these options. These options expire on May 24, 2006 and are exercisable at a price of $4.50 per share. These options were not issued under the Dyadic International, Inc. 2001 Equity Compensation Plan.

                              PLAN OF DISTRIBUTION

Distribution by Selling Stockholders

         We are registering the shares of our common stock covered by this prospectus for the selling stockholders. As used in this prospectus, "selling stockholder" includes the donees, transferees or others who may later hold the selling stockholder's interests. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. The selling stockholders may, from time to time, sell all or a portion of their shares of common stock on the American Stock Exchange or on any other national securities exchange or automated interdealer quotation system on which our common stock may then be listed or traded, in negotiated transactions or otherwise, at prices then prevailing or related to the current market price or at negotiated prices. One or more underwriters, on a firm commitment or best efforts basis, may sell the shares of common stock directly or through brokers or dealers or in a distribution. The methods by which the shares of common stock may be sold include:

         o a block trade, which may involve crosses, in which the broker or dealer engaged will attempt to sell the shares of common stock as agent, but may position and resell a portion of the block ,as principal, to facilitate the transaction;

         o purchases by a broker or dealer, as principal, and resales by such broker or dealer for its account pursuant to this prospectus;

         o ordinary brokerage transactions and transactions in which the broker solicits purchasers or through marketmakers;

         o transactions in put or call options or other rights, whether exchange-listed or otherwise, established after the effectiveness of the registration statement of which this prospectus is a part, and

         o  privately negotiated transactions.

         In addition, any of the shares of common stock that qualify for sale pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, or Securities Act, may be sold in transactions complying with that Rule, rather than pursuant to this prospectus.

         For sales to or through broker-dealers, these broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or the purchaser of the shares, or both. We have advised the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market and have informed them that they must deliver copies of this prospectus. We are not aware, as of the date of this prospectus, of any agreements between any of the selling stockholders and any broker-dealers with respect to the sale of the shares of common stock covered by this prospectus.

         The selling stockholders and any broker-dealers or agents participating in the distribution of our securities may be deemed to be "underwriters" within the meaning of the Securities Act, and any commissions received by any broker-dealer or agent and profit on any resale of shares of common stock may be deemed to be underwriting commissions under the Securities Act. The commissions received by a broker-dealer or agent may be in excess of customary compensation. If a selling stockholder is deemed to be an "underwriter," the selling stockholder may have liability for the accuracy of the contents of this prospectus under the Securities Act.

         At a time a particular offer of shares is made by a selling stockholder, a prospectus supplement, if required, will be distributed that will set forth the names of any underwriters, dealers or agents and any discounts, commissions and other terms constituting compensation from the selling stockholders and any other required information.

         In connection with distributions of the selling stockholders' shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or others prior to or after the effective time of the arrangement. These broker-dealers may engage in short sales of shares or other transactions in the course of hedging the positions assumed by them or otherwise. The selling stockholders may also:

         o  sell shares short and redeliver shares to close out short positions;

         o enter into option or other transactions with broker-dealers or others that may involve the delivery to those persons of the shares, and broker-dealers may resell those shares pursuant to this prospectus; and

         o pledge the shares to a broker-dealer or others and, upon a default, these persons may effect sales of the shares pursuant to this prospectus.

         We have advised the selling stockholders who purchased shares in our private placement offering completed in early November 2004, that open positions in shares of common stock covered by this prospectus prior to the registration statement, of which this prospectus is a part, being declared effective by the Securities and Exchange Commission may constitute a violation of Section 5 of the Securities Act. Each of such selling stockholders agreed with us that they would not have an open position in shares of our common stock prior to the registration statement being declared effective.

         In order to comply with securities laws of certain states, if applicable, the shares of our common stock may be sold only through registered or licensed brokers-dealers.

         The selling stockholders will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and its rules and regulations, including Rule 102 under Regulation M. These provisions may limit the timing of purchases and sales of shares of our common stock by the selling stockholders. Rule 102 under Regulation M provides, with certain exceptions, that it is unlawful for a selling stockholder or its affiliated purchaser to, directly or indirectly, bid for or purchase, or attempt to induce any person to bid for or purchase, for an account in which the selling stockholder or affiliated purchaser has a beneficial interest in any securities that are the subject of the distribution during the applicable restricted period under Regulation M. All of the foregoing may affect the marketability of our common stock.

         The selling stockholders may offer all of the shares of common stock for sale. Further, because it is possible that a significant number of shares could be sold at the same time under this prospectus, those sales, or that possibility, may have a depressive effect on the market price of our common stock.

         We will receive none of the proceeds from the sale of the shares of common stock by the selling stockholders. However, some of the shares being resold under this prospectus by selling stockholders are shares to be issued by us upon the exercise of warrants or options owned by the selling stockholders. We will receive the proceeds of the exercise price of these options or warrants, if and when they are exercised. However, we will receive no proceeds from the exercise of warrants to purchase 495,460 shares of common stock issued to the placement agents for our private placement offering completed in early November 2004 if these warrants are exercised on a cashless basis by their holders, as permitted by the terms of these warrants.

         We will pay all costs and expenses incurred in connection with the registration under the Securities Act of the shares of common stock offered by the selling stockholders, including all registration and filing fees, listing fees, printing expenses, and our legal and accounting fees. Each selling stockholder will pay all of his, her or its own brokerage fees and commissions, if any, incurred in connection with the sale of his, her or its shares of common stock. In addition, in certain cases, we have agreed to indemnify some of the selling stockholders against certain liabilities, including liabilities under the Securities Act.

         We cannot assure you that any of the selling stockholders will sell any or all of the shares of common stock they may offer.

                                  LEGAL MATTERS

         The validity of the common stock offered by this prospectus has been passed upon by Jenkens & Gilchrist, a Professional Corporation. Robert I. Schwimmer, a shareholder of that firm, beneficially owns 105,056 shares of our common stock.

                                     EXPERTS

         The consolidated financial statements of Dyadic International, Inc. appearing in Dyadic International Inc.'s Annual Report (Form 10-KSB) for the year ended December 31, 2004 have been audited by Ernst and Young LLP, independent registered public accounting firm, as set forth in their report thereon included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

                   INDEMNIFICATION FOR SECURITIES LIABILITIES

         Under our restated certificate of incorporation and bylaws, we are required to indemnify our officers and directors to the extent permitted under the Delaware General Corporation Law. Under these provisions, we may be required to indemnify our directors and officers against liability arising under the Securities Act. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                     PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The following table sets forth all expenses, other than the underwriting discounts and commissions, payable by Dyadic International, Inc. in connection with the registration of the common stock. All the amounts shown are estimates except for the registration fee and the American Stock Exchange fee.


         Securities and Exchange Commission registration fee.......    $ 22,873
         American Stock Exchange fee...............................    $ 65,000
         Printing and engraving expenses...........................    $ 10,689
         Blue sky fees.............................................    $ 35,000
         Legal fees and expenses...................................    $115,000
         Accounting fees and expenses..............................    $500,877
         EDGAR Preparation and Filing..............................    $  7,375
         Miscellaneous.............................................    $    300
         Total.....................................................    $757,114
                                                                       ========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         The information required by this item is incorporated by reference from
Item 24 of our Form SB-2 Registration Statement.

ITEM 16. EXHIBITS.

         The following exhibits are filed as part of this registration statement. Exhibit numbers correspond to the exhibits required by Item 601 of Regulation S-K.

Exhibit No.                         Description

    2.1 Agreement of Merger and Plan of Reorganization dated as of September 28, 2004 by and among Dyadic International (USA), Inc. (f/k/a Dyadic International, Inc.), Dyadic International, Inc. (f/k/a CCP Worldwide, Inc.) and CCP Acquisition Corp.(1)

    2.2 Split Off Agreement dated September 28, 2004, by and among Dyadic International, Inc. (USA), Inc. (f/k/a Dyadic International, Inc.), Dyadic International, Inc. (f/k/a CCP Worldwide, Inc.) and Custom Craft Packaging, Inc.(2)

    4.1*    Form of Common Stock certificate

    5.1* Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by Dyadic International, Inc.

   23.1+    Consent of Ernst and Young LLP

   23.2+* Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1) 24.1^ Power of Attorney of certain officers and directors of Dyadic International, Inc.

-----------

(1) Incorporated by reference from our Current Report on Form 8-K, filed September 30, 2004 with the Securities and Exchange Commission.
(2) Incorporated by reference from our Current Report on Form 8-K, filed November 4, 2004 with the Securities and Exchange Commission.
+     Filed herewith.
*     Previously filed as an exhibit to this registration statement.
^     Reference is made to page II-3 of this registration statement.

ITEM 17. UNDERTAKINGS.

         (a) The undersigned registrant hereby undertakes:

                  (1) To file, during any period in which it offers and sells securities, a post-effective amendment to this registration statement:

                           (i) Include any prospectus required by section
10(a)(3) of the Securities Act;

                           (ii) Reflect in the prospectus any facts or events
which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                           (iii) Include any additional or changed material
information on the plan of distribution.

                  (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

                  (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

         (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         In the event that a claim for indemnification against such liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Post Effective Amendment No. 1 on Form S-3 to Form SB-2 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jupiter, State of Florida, on the 22nd day of July, 2005.

                                       DYADIC INTERNATIONAL, INC.



                                       By: /s/ Mark A. Emalfarb
                                           -------------------------------------
                                           Mark A. Emalfarb,
                                           President and Chief Executive Officer


         In accordance with the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 1 on Form S-3 to Form SB-2 Registration Statement was signed below by the following persons in the capacities and on the dates stated. Each of the directors and/or officers of whose signature appears below hereby appoints Mark A. Emalfarb, as his attorney-in-fact to sign in his or her name and behalf, in any and all capacities stated below and to file with the Securities and Exchange Commission any and all amendments, including further post-effective amendments, to this Post Effective Amendment No. 1 on Form S-3 to Form SB-2 Registration Statement, making such changes in the registration statement as appropriate, and generally to do all such things on their behalf in their capacities as directors and/or officers to enable Dyadic International, Inc. to comply with the provisions of the Securities Act, and all requirements of the Securities and Exchange Commission.

                Signature                                       Title                                Date
                ---------                                       -----                                ----
  /s/ Mark A. Emalfarb                        President, Chief Executive Officer, Chairman       July 22, 2005
  --------------------------------------      of the Board and Director (Principal Executive
  Mark A. Emalfarb                            Officer)


  /s/ Wayne Moor                              Vice President, Secretary and Chief Financial
  --------------------------------------      Officer (Principal Accounting and Financial        July 22, 2005
  Wayne Moor                                  Officer)


  /s/ Richard J. Berman                       Director                                           July 22, 2005
  --------------------------------------
  Richard J. Berman

  /s/ Harry Z. Rosengart                      Director                                           July 22, 2005
  --------------------------------------
  Harry Z. Rosengart


  /s/ Robert B. Shapiro                       Director                                           July 22, 2005
  --------------------------------------
  Robert B. Shapiro


  /s/ Stephen J. Warner                       Director                                           July 22, 2005
  --------------------------------------
  Stephen J. Warner

                                  EXHIBIT INDEX

Exhibit No.                           Description
-----------                           -----------
      2.1 Agreement of Merger and Plan of Reorganization dated as of September 28, 2004 by and among Dyadic International (USA), Inc. (f/k/a Dyadic International, Inc.), Dyadic International, Inc. (f/k/a CCP Worldwide, Inc.) and CCP Acquisition Corp.(1)

      2.2 Split Off Agreement dated September 28, 2004, by and among Dyadic International, Inc. (USA), Inc. (f/k/a Dyadic International, Inc.), Dyadic International, Inc. (f/k/a CCP Worldwide, Inc.) and Custom Craft Packaging, Inc.(2)

      4.1*     Form of Common Stock certificate

      5.1* Opinion and consent of Jenkens & Gilchrist, a Professional Corporation, as to legality of the common stock to be issued by Dyadic International, Inc.

      23.1+    Consent of Ernst and Young LLP

      23.2+* Consent of Jenkens & Gilchrist, a Professional Corporation (included in Exhibit 5.1)

      24.1^ Power of Attorney of certain officers and directors of Dyadic International, Inc.

-----------

(1) Incorporated by reference from our Current Report on Form 8-K, filed September 30, 2004 with the Securities and Exchange Commission.
(2) Incorporated by reference from our Current Report on Form 8-K, filed November 4, 2004 with the Securities and Exchange Commission.
+     Filed herewith.
*     Previously filed as an exhibit to this registration statement.
^     Reference is made to page II-3 of this registration statement.